FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese.)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended September 30, 2019  and
Report on Review of Interim Financial Information

Ernst &Young Auditores Independentes S.S.

A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Financial Information

Independent auditor’s review report on quarterly information

To the Shareholders, Directors and Officers

Companhia Brasileira de Distribuição

São Paulo – SP – Brazil

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Companhia Brasileira de Distribuição for the quarter ended September 30, 2019, comprising the statement of financial position as of September 30, 2019 and the related statements of profit or loss and comprehensive income for the three and nine-month period then ended, and of changes in equity and cash flows for the nine-month period then ended, including other explanatory information.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Restatement of corresponding figures

As mentioned in Note 5, due the adoption of the new accounting pronouncement CPC 06(R2) and IFRS 16 – Leases, the corresponding individual and consolidated figures related to the balance sheet for the year ended December 31, 2018 and the corresponding individual and consolidated interim financial information comprising the statements of profit or loss and comprehensive income  for the three and nine-month period ended September 30, 2018, and of changes in equity and cash flows for the nine-month period ended September 30, 2018, presented for comparison purposes, were adjusted and restated as required by CPC 23 (Accounting Policies, Changes in Accounting Estimates and Error Correction) and CPC 26(R1) - Presentation of Financial Statements. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

The quarterly information mentioned above includes the individual and consolidated statements of value added (SVA), for the nine-months period ended on September 30, 2019, prepared under the responsibility of the company's administration and presented as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures executed in conjunction with the review of quarterly information, with the objective of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and whether its form and content are in accordance with NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all relevant respects, according to the criteria defined in this standard and consistently in relation to the individual and consolidated interim accounting information.

São Paulo, October 29, 2019.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

Company Information

Capital Composition	5
Individual Interim Financial Information
Balance Sheet – Assets	6
Balance Sheet – Liabilities	7
Statement of Operations	8
Statement of Comprehensive Income	9
Statement of Cash Flows	10
Statement of Changes in Shareholders’ Equity
1/1/2019 to 9/30/2019	11
1/1/2018 to 9/30/2018	12
Statement of Value Added	13
Consolidated Interim Financial Information
Balance Sheet – Assets	14
Balance Sheet – Liabilities	15
Statement of Operations	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2019 to 9/30/2019	19
1/1/2018 to 9/30/2018	20
Statement of Value Added	21
Comments on the Company`s Performance	22
Notes to the Interim Financial Information	41

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – September 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 9/30/2019
Share Capital
Common	99,680
Preferred	168,086
Total	267,766
Treasury Shares
Common	0
Preferred	233
Total	233

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ITR – Interim Financial Information – September 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 09/30/2019	Previous Year 12/31/2018
1	Total Assets	26,733,000	27,454,000
1.01	Current Assets	8,129,000	9,594,000
1.01.01	Cash and Cash Equivalents	3,350,000	2,935,000
1.01.03	Accounts Receivable	558,000	565,000
1.01.03.01	Trade Receivables	220,000	274,000
1.01.03.02	Other Receivables	338,000	291,000
1.01.04	Inventories	3,435,000	3,606,000
1.01.06	Recoverable Taxes	477,000	316,000
1.01.08	Other Current Assets	309,000	2,172,000
1.01.08.01	Assets Held for Sale	94,000	2,054,000
1.01.08.03	Other	215,000	118,000
1.01.08.03.01	Financial Instruments - Derivatives	61,000	0
1.01.08.03.02	Others assets	154,000	118,000
1.02	Noncurrent Assets	18,604,000	17,860,000
1.02.01	Long-term Assets	3,077,000	3,208,000
1.02.01.04	Accounts Receivable	133,000	132,000
1.02.01.04.01	Trade receivables, net	1,000	4,000
1.02.01.04.02	Other accounts receivable	132,000	128,000
1.02.01.07	Deferred Taxes	264,000	246,000
1.02.01.08	Prepaid Expenses	11,000	17,000
1.02.01.09	Receivables from related parties	262,000	341,000
1.02.01.10	Other Noncurrent Assets	2,407,000	2,472,000
1.02.01.10.04	Recoverable Taxes	1,733,000	1,813,000
1.02.01.10.05	Restricted deposits for legal proceedings	672,000	624,000
1.02.01.10.06	Financial Instruments - Derivatives	2,000	35,000
1.02.02	Investments	5,380,000	4,444,000
1.02.02.01	Investments in Associates	5,380,000	4,424,000
1.02.02.01.02	Investments in Subsidiaries	5,380,000	4,424,000
1.02.02.02	Investment properties	0	20,000
1.02.03	Property and Equipment, Net	8,286,000	8,402,000
1.02.03.01	Property and Equipment in Use	5,870,000	5,843,000
1.02.03.02	Leased Properties	2,416,000	2,559,000
1.02.04	Intangible Assets, net	1,861,000	1,806,000
1.02.04.01	Intangible Assets	1,861,000	1,806,000
1.02.04.01.02	Intangible Assets	1,249,000	1,152,000
1.02.04.01.03	Intangible Right-of-use	612,000	654,000

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ITR – Interim Financial Information – September 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 09/30/2019	Previous Year 12/31/2018
2	Total Liabilities	26,733,000	27,454,000
2.01	Current Liabilities	8,183,000	8,875,000
2.01.01	Payroll and Related Taxes	458,000	433,000
2.01.02	Trade payables, net	3,537,000	5,604,000
2.01.03	Taxes and Contributions Payable	196,000	236,000
2.01.04	Borrowings and Financing	2,686,000	1,306,000
2.01.05	Other Liabilities	1,306,000	1,296,000
2.01.05.01	Payables to Related Parties	218,000	316,000
2.01.05.02	Other	1,088,000	980,000
2.01.05.02.01	Dividends and interest on own capital	1,000	57,000
2.01.05.02.08	Financing Related to Acquisition of Assets	58,000	68,000
2.01.05.02.09	Deferred Revenue	68,000	89,000
2.01.05.02.12	Other Accounts Payable	386,000	264,000
2.01.05.02.17	Lease Liability	575,000	502,000
2.02	Noncurrent Liabilities	7,690,000	8,292,000
2.02.01	Borrowings and Financing	2,854,000	3,290,000
2.02.02	Other Liabilities	3,815,000	4,005,000
2.02.02.02	Others	3,815,000	4,005,000
2.02.02.02.03	Taxes payable in installments	399,000	471,000
2.02.02.02.07	Other Accounts Payable	58,000	38,000
2.02.02.02.08	Provision for Losses on Investments in Associates	373,000	279,000
2.02.02.02.09	Lease Liability	2,985,000	3,217,000
2.02.04	Provisions	995,000	987,000
2.02.06	Deferred Revenue	26,000	10,000
2.03	Shareholders’ Equity	10,860,000	10,287,000
2.03.01	Share Capital	6,850,000	6,825,000
2.03.02	Capital Reserves	438,000	413,000
2.03.02.04	Stock Option	431,000	406,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,770,000	3,115,000
2.03.04.01	Legal Reserve	517,000	517,000
2.03.04.05	Earnings Retention Reserve	230,000	230,000
2.03.04.07	Tax Incentive Reserve	58,000	58,000
2.03.04.10	Expansion Reserve	3,216,000	2,557,000
2.03.04.12	Transactions with non-controlling interests	-101,000	-97,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	-106,000	0
2.03.08	Other comprehensive income	-92,000	-66,000

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ITR – Interim Financial Information – September 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Operations
R$ (in thousands)
Code	Description	Current Quarter 07/01/2019 to 09/30/2019	Year to date current period 01/01/2019 to 09/30/2019	Previous Quarter 07/01/2018 to 09/30/2018	Year to date previous period 01/01/2018 to 09/30/2018
3.01	Net operating revenue	6,258,000	18,883,000	6,328,000	19,009,000
3.02	Cost of sales	-4,692,000	-13,822,000	-4,538,000	-13,589,000
3.03	Gross Profit	1,566,000	5,061,000	1,790,000	5,420,000
3.04	Operating Income/Expenses	-1,230,000	-4,133,000	-1,430,000	-4,032,000
3.04.01	Selling Expenses	-1,092,000	-3,383,000	-1,128,000	-3,429,000
3.04.02	General and administrative expenses	-185,000	-550,000	-177,000	-532,000
3.04.05	Other Operating Expenses	-348,000	-929,000	-285,000	-839,000
3.04.05.01	Depreciation and Amortization	-243,000	-717,000	-224,000	-680,000
3.04.05.03	Other operating expenses, net	-105,000	-212,000	-61,000	-159,000
3.04.06	Share of Profit of associates	395,000	729,000	160,000	768,000
3.05	Profit from operations before net financial expenses	336,000	928,000	360,000	1,388,000
3.06	Net Financial expenses	-218,000	-694,000	-220,000	-680,000
3.07	Income (loss) before income tax and social contribution	118,000	234,000	140,000	708,000
3.08	Income tax and social contribution	64,000	169,000	25,000	87,000
3.08.01	Current	49,000	207,000	-7,000	-6,000
3.08.02	Deferred	15,000	-38,000	32,000	93,000
3.09	Net Income from continued operations	182,000	403,000	165,000	795,000
3.10	Net Income (loss) from discontinued operations	-16,000	329,000	-38,000	-65,000
3.10.01	Net Income (loss) from Discontinued Operations	-16,000	329,000	-38,000	-65,000
3.11	Net Income for the period	166,000	732,000	127,000	730,000
3.99.01	Basic Earnings per Share	0	0	0	0
3.99.01.01	ON	0,58032	2,57457	0,44585	2,57998
3.99.01.02	PN	0,64433	2,83203	0,49944	2,83798
3.99.02	Diluted Earnings per Share	0	0	0	0
3.99.02.01	ON	0,58321	2,57746	0,44004	2,57417
3.99.02.02	PN	0,64158	2,81993	0,49626	2,81991

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ITR – Interim Financial Information – September 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Comprehensive Income
R$ (in thousands)
Code	Description	Current Quarter 07/01/2019 to 09/30/2019	Year to date current period 01/01/2019 to 09/30/2019	Previous Quarter 07/01/2018 to 09/30/2018	Year to date previous period 01/01/2018 to 09/30/2018
4.01	Net income for the Period	166,000	732,000	127,000	730,000
4.02	Other Comprehensive Income	-48,000	-44,000	-12,000	-34,000
4.02.02	Foreign Currency Translation	-15,000	-10,000	-11,000	-42,000
4.02.04	Fair Value of Trade Receivables	1,000	-6,000	-5,000	8,000
4.02.05	Cash Flow Hedge	-52,000	-52,000	0	0
4.02.06	Income Tax Related to Other Comprehensive Income	18,000	24,000	4,000	0
4.03	Total Comprehensive Income for the Period	118,000	688,000	115,000	696,000

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ITR – Interim Financial Information – September 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)		Year to date current period	Year to date previous period
Code	Description	01/01/2019 to 09/30/2019	01/01/2018 to 09/30/2018
6.01	Net Cash Operating Activities	-1,390,000	-1,275,000
6.01.01	Cash Provided by the Operations	910,000	1,453,000
6.01.01.01	Net Income for the Period	732,000	730,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19)	-17,000	-43,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	47,000	17,000
6.01.01.04	Depreciation/Amortization	807,000	755,000
6.01.01.05	Interest and Inflation Adjustments	666,000	628,000
6.01.01.06	Adjustment to Present Value	1,000	1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 13)	-729,000	-768,000
6.01.01.08	Provision for Risks (Note 20)	29,000	130,000
6.01.01.09	Provision for Write-off and impairment	0	-2,000
6.01.01.10	Share-based Payment	25,000	33,000
6.01.01.11	Allowance for Doubtful Accounts (Note 8.1)	13,000	2,000
6.01.01.13	Allowance for obsolescence and damages (Note 10.1)	-5,000	2,000
6.01.01.14	Other Operating Expenses	39,000	7,000
6.01.01.15	Deferred Revenue	-17,000	-16,000
6.01.01.16	Loss or gain on lease liabilities	-73,000	-23,000
6.01.01.18	Gain in disposal of subsidiaries	-608,000	0
6.01.02	Changes in Assets and Liabilities	-2,300,000	-2,728,000
6.01.02.01	Accounts Receivable	45,000	-287,000
6.01.02.02	Inventories	175,000	-238,000
6.01.02.03	Recoverable Taxes	-95,000	-144,000
6.01.02.04	Other Assets	-86,000	-48,000
6.01.02.05	Related Parties	-196,000	-11,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-58,000	-22,000
6.01.02.07	Trade Payables	-2,063,000	-1,807,000
6.01.02.08	Payroll and Related Taxes	25,000	-5,000
6.01.02.09	Taxes and Social Contributions Payable	-30,000	-133,000
6.01.02.10	Payments of provision for risk	-69,000	-78,000
6.01.02.11	Deferred Revenue	13,000	13,000
6.01.02.12	Other Payables	70,000	25,000
6.01.02.13	Income Tax and Social contribution,paid	-90,000	0
6.01.02.15	Received Dividends and Interest on own capital	59,000	7,000
6.02	Net Cash of Investing Activities	1,787,000	-415,000
6.02.01	Capital Increase/Decrease on Subsidiaries	0	-22,000
6.02.02	Acquisition of Property and Equipment (Note 14.2)	-683,000	-407,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-99,000	-103,000
6.02.04	Sales of Property and Equipment	58,000	117,000
6.02.08	Cash received from subsidiary sale	2,511,000	0
6.03	Net Cash of Financing Activities	18,000	823,000
6.03.01	Capital Increase	25,000	1,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	1,098,000	2,687,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-225,000	-1,112,000
6.03.05	Payment of Dividends and Interest on own Capital	-229,000	-166,000
6.03.07	Acquisition of companies	-19,000	0
6.03.09	Payment of lease liability	-632,000	-587,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	415,000	-867,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,935,000	2,868,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,350,000	2,001,000

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ITR – Interim Financial Information – September 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2019 to 09/30/2019

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	6,825,000	413,000	3,911,000	0	-66,000	11,083,000
5.02	Prior year adjustments	0	0	0	-796,000	0	-796,000
5.03	Adjusted opening balance	6,825,000	413,000	3,911,000	-796,000	-66,000	10,287,000
5.04	Capital Transactions with Shareholders	25,000	25,000	-137,000	-42,000	18,000	-111,000
5.04.01	Capital Increases	25,000	0	0	0	0	25,000
5.04.03	Share based expenses	0	21,000	0	0	0	21,000
5.04.07	Interest on own Capital	0	0	-137,000	-37,000	0	-174,000
5.04.08	Share based expenses of Subsidiaries	0	4,000	0	0	0	4,000
5.04.09	Desconsolidation Via Varejo	0	0	0	-5,000	18,000	13,000
5.05	Total Comprehensive Income	0	0	0	732,000	-44,000	688,000
5.05.01	Net Income for the Period	0	0	0	732,000	0	732,000
5.05.02	Other Comprehensive Income	0	0	0	0	-44,000	-44,000
5.05.02.04	Foreign currency translation	0	0	0	0	-10,000	-10,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-6,000	-6,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-52,000	-52,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	24,000	24,000
5.06	Internal Changes of Shareholders’ Equity	0	0	-4,000	0	0	-4,000
5.06.05	Transactions with Non-controlling Interests	0	0	-4,000	0	0	-4,000
5.07	Closing Balance	6,850,000	438,000	3,770,000	-106,000	-92,000	10,860,000

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ITR – Interim Financial Information – September 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2018 to 09/30/2018

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	6,822,000	355,000	3,174,000	-114,000	-49,000	10,188,000
5.02	Prior year adjustments	0	0	0	-768,000	0	-768,000
5.03	Adjusted opening balance	6,822,000	355,000	3,174,000	-882,000	-49,000	9,420,000
5.04	Capital Transactions with Shareholders	2,000	50,000	-13,000	-190,000	0	-151,000
5.04.01	Capital Increases	2,000	0	0	0	0	2,000
5.04.03	Share based expenses	0	39,000	0	0	0	39,000
5.04.07	Interest on own Capital	0	0	-13,000	-190,000	0	-203,000
5.04.08	Share based expenses of Subsidiaries	0	11,000	0	0	0	11,000
5.05	Total Comprehensive Income	0	0	0	730,000	-34,000	696,000
5.05.01	Net Income for the Period	0	0	0	730,000	0	730,000
5.05.02	Other Comprehensive Income	0	0	0	0	-34,000	-34,000
5.05.02.04	Foreign currency translation	0	0	0	0	-42,000	-42,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	8,000	8,000
5.06	Internal Changes of Shareholders’ Equity	0	0	-1,000	0	0	-1,000
5.06.06	Settlement of Equity Instrument	0	0	-1,000	0	0	-1,000
5.07	Closing Balance	6,824,000	405,000	3,160,000	-342,000	-83,000	9,964,000

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ITR – Interim Financial Information – September 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)		Year to date current period	Year to date previous period
Code	Description	01/01/2019 to 09/30/2019	01/01/2018 to 09/30/2018
7.01	Revenues	20,556,000	20,732,000
7.01.01	Sales of Goods, Products and Services	20,490,000	20,588,000
7.01.02	Other Revenues	79,000	147,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-13,000	-3,000
7.02	Products Acquired from Third Parties	-16,186,000	-16,038,000
7.02.01	Costs of Products, Goods and Services Sold	-13,827,000	-13,626,000
7.02.02	Materials, Energy, Outsourced Services and Other	-2,359,000	-2,412,000
7.03	Gross Value Added	4,370,000	4,694,000
7.04	Retention	-807,000	-755,000
7.04.01	Depreciation and Amortization	-807,000	-755,000
7.05	Net Value Added Produced	3,563,000	3,939,000
7.06	Value Added Received in Transfer	1,179,000	805,000
7.06.01	Share of Profit of Subsidiaries and Associates	729,000	768,000
7.06.02	Financial Revenue	121,000	102,000
7.06.03	Other	329,000	-65,000
7.07	Total Value Added to Distribute	4,742,000	4,744,000
7.08	Distribution of Value Added	4,742,000	4,744,000
7.08.01	Personnel	2,324,000	2,337,000
7.08.01.01	Direct Compensation	1,454,000	1,442,000
7.08.01.02	Benefits	446,000	444,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	141,000	132,000
7.08.01.04	Other	283,000	319,000
7.08.02	Taxes, Fees and Contributions	844,000	862,000
7.08.02.01	Federal	342,000	672,000
7.08.02.02	State	313,000	47,000
7.08.02.03	Municipal	189,000	143,000
7.08.03	Value Distributed to Providers of Capital	842,000	815,000
7.08.03.01	Interest	835,000	807,000
7.08.03.02	Rentals	7,000	8,000
7.08.04	Value Distributed to Shareholders	732,000	730,000
7.08.04.01	Interest on shareholders' equity	174,000	203,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	558,000	527,000

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ITR – Interim Financial Information – September 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 09/30/2019	Previous Year 12/31/2018
1	Total Assets	42,248,000	60,374,000
1.01	Current Assets	20,898,000	40,140,000
1.01.01	Cash and Cash Equivalents	12,656,000	4,369,000
1.01.03	Accounts Receivable	722,000	686,000
1.01.03.01	Trade Receivables	364,000	384,000
1.01.03.02	Other Receivables	358,000	302,000
1.01.04	Inventories	6,046,000	5,909,000
1.01.06	Recoverable Taxes	909,000	679,000
1.01.08	Other Current Assets	565,000	28,497,000
1.01.08.01	Assets Held for Sale	94,000	28,305,000
1.01.08.03	Other	471,000	192,000
1.01.08.03.01	Financial Instruments - Derivatives	262,000	43,000
1.01.08.03.02	Others assets	209,000	149,000
1.02	Noncurrent Assets	21,350,000	20,234,000
1.02.01	Long-term Assets	4,235,000	4,083,000
1.02.01.04	Accounts Receivable	133,000	132,000
1.02.01.04.01	Trade receivables, net	1,000	4,000
1.02.01.04.02	Other accounts receivable	132,000	128,000
1.02.01.07	Deferred Taxes	307,000	335,000
1.02.01.08	Prepaid Expenses	16,000	17,000
1.02.01.09	Receivables from related parties	38,000	34,000
1.02.01.10	Other Noncurrent Assets	3,741,000	3,565,000
1.02.01.10.04	Recoverable Taxes	2,903,000	2,745,000
1.02.01.10.05	Restricted deposits for legal proceedings	827,000	776,000
1.02.01.10.06	Financial Instruments - Derivatives	11,000	44,000
1.02.02	Investments	271,000	223,000
1.02.02.01	Investments in Associates	271,000	203,000
1.02.02.02	Investment properties	0	20,000
1.02.03	Property and Equipment, Net	13,938,000	13,123,000
1.02.03.01	Property and Equipment in Use	10,328,000	9,621,000
1.02.03.02	Leased Properties	3,610,000	3,502,000
1.02.04	Intangible Assets, net	2,906,000	2,805,000
1.02.04.01	Intangible Assets	2,906,000	2,805,000
1.02.04.01.02	Intangible Assets	2,069,000	1,918,000
1.02.04.01.03	Intangible Right-of-use	837,000	887,000

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Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 09/30/2019	Previous Year 12/31/2018
2	Total Liabilities	42,248,000	60,374,000
2.01	Current Liabilities	15,069,000	36,971,000
2.01.01	Payroll and Related Taxes	769,000	686,000
2.01.02	Trade payables, net	6,831,000	9,246,000
2.01.03	Taxes and Contributions Payable	357,000	370,000
2.01.04	Borrowings and Financing	5,617,000	1,981,000
2.01.05	Other Liabilities	1,495,000	1,499,000
2.01.05.01	Payables to Related Parties	146,000	145,000
2.01.05.02	Other	1,349,000	1,354,000
2.01.05.02.01	Dividends and interest on own capital	1,000	57,000
2.01.05.02.08	Financing Related to Acquisition of Assets	82,000	149,000
2.01.05.02.09	Deferred Revenue	127,000	250,000
2.01.05.02.12	Other Accounts Payable	464,000	323,000
2.01.05.02.17	Lease liability	675,000	575,000
2.01.07	Liabilities related to assets held for sale	0	23,189,000
2.02	Noncurrent Liabilities	16,319,000	10,207,000
2.02.01	Borrowings and Financing	9,654,000	3,392,000
2.02.02	Other Liabilities	5,059,000	4,986,000
2.02.02.02	Others	5,059,000	4,986,000
2.02.02.02.03	Taxes payable in installments	399,000	471,000
2.02.02.02.07	Other Accounts Payable	69,000	49,000
2.02.02.02.08	Provision for Losses on Investments in Associates	373,000	279,000
2.02.02.02.09	Lease Liability	4,218,000	4,187,000
2.02.03	Deferred taxes	315,000	581,000
2.02.04	Provisions	1,263,000	1,235,000
2.02.06	Deferred Revenue	28,000	13,000
2.03	Shareholders’ Equity	10,860,000	13,196,000
2.03.01	Share Capital	6,850,000	6,825,000
2.03.02	Capital Reserves	438,000	413,000
2.03.02.04	Stock Option	431,000	406,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,770,000	3,115,000
2.03.04.01	Legal Reserve	517,000	517,000
2.03.04.05	Earnings Retention Reserve	230,000	230,000
2.03.04.07	Tax Incentive Reserve	58,000	58,000
2.03.04.10	Expansion Reserve	3,216,000	2,557,000
2.03.04.12	Transactions with non-controlling interests	-101,000	-97,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	-106,000	0
2.03.08	Other comprehensive income	-92,000	-66,000
2.03.09	Non-Controlling interests	0	2,909,000

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ITR – Interim Financial Information – September 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Operations
R$ (in thousands)
Code	Description	Current Quarter 07/01/2019 to 09/30/2019	Year to date current period 01/01/2019 to 09/30/2019	Previous Quarter 07/01/2018 to 09/30/2018	Year to date previous period 01/01/2018 to 09/30/2018
3.01	Net operating revenue	13,524,000	39,314,000	12,259,000	35,377,000
3.02	Cost of sales	-10,643,000	-30,817,000	-9,534,000	-26,988,000
3.03	Gross Profit	2,881,000	8,497,000	2,725,000	8,389,000
3.04	Operating Income/Expenses	-2,425,000	-7,184,000	-2,248,000	-6,701,000
3.04.01	Selling Expenses	-1,696,000	-5,118,000	-1,624,000	-4,814,000
3.04.02	General and administrative expenses	-279,000	-803,000	-248,000	-736,000
3.04.05	Other Operating Expenses	-468,000	-1,254,000	-357,000	-1,088,000
3.04.05.01	Depreciation and Amortization	-348,000	-1,011,000	-303,000	-905,000
3.04.05.03	Other operating expenses, net	-120,000	-243,000	-54,000	-183,000
3.04.06	Share of Profit of associates	18,000	-9,000	-19,000	-63,000
3.05	Profit from operations before net financial expenses	456,000	1,313,000	477,000	1,688,000
3.06	Net Financial expenses	-147,000	-709,000	-264,000	-804,000
3.07	Income (loss) before income tax and social contribution	309,000	604,000	213,000	884,000
3.08	Income tax and social contribution	-127,000	-205,000	-62,000	-253,000
3.08.01	Current	-37,000	-112,000	-112,000	-224,000
3.08.02	Deferred	-90,000	-93,000	50,000	-29,000
3.09	Net Income from continued operations	182,000	399,000	151,000	631,000
3.10	Net Income (loss) from discontinued operations	-16,000	365,000	4,000	334,000
3.10.01	Net Income (loss) from Discontinued Operations	-16,000	365,000	4,000	334,000
3.11	Net Income for the period	166,000	764,000	155,000	965,000
3.11.01	Attributable to Controlling Shareholders	166,000	732,000	127,000	730,000
3.11.02	Attributable to Non-controlling Shareholders	0	32,000	28,000	235,000
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	ON	0,58032	2,57457	0,44585	2,57998
3.99.01.02	PN	0,64433	2,83203	0,49944	2,83798
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	ON	0,58321	2,57746	0,44004	2,57417
3.99.02.02	PN	0,64158	2,81993	0,49626	2,81991

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Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 07/01/2019 to 09/30/2019	Year to date current period 01/01/2019 to 09/30/2019	Previous Quarter 07/01/2018 to 09/30/2018	Year to date previous period 01/01/2018 to 09/30/2018
4.01	Net income for the Period	166,000	764,000	155,000	965,000
4.02	Other Comprehensive Income	-48,000	-44,000	-9,000	-26,000
4.02.02	Foreign Currency Translation	-15,000	-10,000	-11,000	-42,000
4.02.04	Fair Value of Trade Receivables	1,000	-16,000	-4,000	16,000
4.02.05	Cash Flow Hedge	-52,000	-52,000	0	0
4.02.06	Income Tax Related to Other Comprehensive Income	18,000	34,000	6,000	0
4.03	Total Comprehensive Income for the Period	118,000	720,000	146,000	939,000
4.03.01	Attributable to Controlling Shareholders	118,000	688,000	115,000	696,000
4.03.02	Attributable to Non-Controlling Shareholders	0	32,000	31,000	243,000

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Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)		Year to date current period	Year to date previous period
Code	Description	01/01/2019 to 09/30/2019	01/01/2018 to 09/30/2018
6.01	Net Cash Operating Activities	-3,747,000	-2,592,000
6.01.01	Cash Provided by the Operations	2,801,000	3,810,000
6.01.01.01	Net Income for the Period	764,000	965,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19)	157,000	250,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	99,000	134,000
6.01.01.04	Depreciation/Amortization	1,115,000	998,000
6.01.01.05	Interest and Inflation Adjustments	1,158,000	1,270,000
6.01.01.06	Adjustment to Present Value	1,000	1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 13)	-7,000	42,000
6.01.01.08	Provision for Risks (Note 20)	187,000	404,000
6.01.01.09	Provision for Write-off and impairment	0	-2,000
6.01.01.10	Share-based Payment	29,000	33,000
6.01.01.11	Allowance for Doubtful Accounts	261,000	464,000
6.01.01.13	Allowance for obsolescence and damages (Note 10.1)	-11,000	-19,000
6.01.01.14	Other Operating Expenses	18,000	-369,000
6.01.01.15	Deferred Revenue	-265,000	-324,000
6.01.01.16	Loss or gain on lease liabilities	-97,000	-37,000
6.01.01.18	Gain in disposal of subsidiaries	-608,000	0
6.01.02	Changes in Assets and Liabilities	-6,548,000	-6,402,000
6.01.02.01	Accounts Receivable	-39,000	-765,000
6.01.02.02	Inventories	-377,000	-1,877,000
6.01.02.03	Recoverable Taxes	-299,000	-935,000
6.01.02.04	Other Assets	-268,000	-35,000
6.01.02.05	Related Parties	-93,000	188,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-38,000	-11,000
6.01.02.07	Trade Payables	-4,768,000	-1,995,000
6.01.02.08	Payroll and Related Taxes	-52,000	-14,000
6.01.02.09	Taxes and Social Contributions Payable	52,000	81,000
6.01.02.10	Payments of provision for risk	-396,000	-756,000
6.01.02.11	Deferred Revenue	15,000	137,000
6.01.02.12	Other Payables	-118,000	-66,000
6.01.02.13	Income Tax and Social contribution,paid	-179,000	-354,000
6.01.02.15	Received Dividends and Interest on own capital	12,000	0
6.02	Net Cash of Investing Activities	463,000	-1,404,000
6.02.02	Acquisition of Property and Equipment (Note 14.2)	-1,681,000	-1,213,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-241,000	-339,000
6.02.04	Sales of Property and Equipment	59,000	148,000
6.02.08	Cash received from subsidiary sale	2,326,000	0
6.03	Net Cash of Financing Activities	7,860,000	-301,000
6.03.01	Capital Increase	25,000	1,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	11,957,000	7,096,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-2,701,000	-5,913,000
6.03.05	Payment of Dividends and Interest on own Capital	-229,000	-174,000
6.03.07	Acquisition of companies	-19,000	0
6.03.09	Payment of lease liability	-1,173,000	-1,311,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	4,576,000	-4,297,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	8,080,000	7,351,000
6.05.02	Cash and Cash Equivalents at the End of the Period	12,656,000	3,054,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2019 to 09/30/2019

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehen-sive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,825,000	413,000	3,911,000	0	-66,000	11,083,000	2,856,000	13,939,000
5.02	Prior year adjustments	0	0	0	-796,000	0	-796,000	53,000	-743,000
5.03	Adjusted opening balance	6,825,000	413,000	3,911,000	-796,000	-66,000	10,287,000	2,909,000	13,196,000
5.04	Capital Transactions with Shareholders	25,000	25,000	-137,000	-42,000	18,000	-111,000	-3,268,000	-3,379,000
5.04.01	Capital Increases	25,000	0	0	0	0	25,000	0	25,000
5.04.03	Share based expenses	0	21,000	0	0	0	21,000	0	21,000
5.04.07	Interest on own Capital	0	0	-137,000	-37,000	0	-174,000	0	-174,000
5.04.08	Share based expenses of Subsidiaries	0	4,000	0	0	0	4,000	4,000	8,000
5.04.09	Desconsolidation Via Varejo	0	0	0	-5,000	18,000	13,000	-3,272,000	-3,259,000
5.05	Total Comprehensive Income	0	0	0	732,000	-44,000	688,000	32,000	720,000
5.05.01	Net Income for the Period	0	0	0	732,000	0	732,000	32,000	764,000
5.05.02	Other Comprehensive Income	0	0	0	0	-44,000	-44,000	0	-44,000
5.05.02.04	Foreign currency translation	0	0	0	0	-10,000	-10,000	0	-10,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-6,000	-6,000	-10,000	-16,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-52,000	-52,000	0	-52,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	24,000	24,000	10,000	34,000
5.06	Internal Changes of Shareholders’ Equity	0	0	-4,000	0	0	-4,000	327,000	323,000
5.06.05	Transactions with Non-controlling Interests	0	0	-4,000	0	0	-4,000	327,000	323,000
5.07	Closing Balance	6,850,000	438,000	3,770,000	-106,000	-92,000	10,860,000	0	10,860,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2018 to 09/30/2018

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehen-sive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,822,000	355,000	3,174,000	-114,000	-49,000	10,188,000	2,853,000	13,041,000
5.02	Prior year adjustments	0	0	0	-768,000	0	-768,000	-82,000	-850,000
5.03	Adjusted opening balance	6,822,000	355,000	3,174,000	-882,000	-49,000	9,420,000	2,771,000	12,191,000
5.04	Capital Transactions with Shareholders	2,000	50,000	-13,000	-190,000	0	-151,000	6,000	-145,000
5.04.01	Capital Increases	2,000	0	0	0	0	2,000	0	2,000
5.04.03	Share based expenses	0	39,000	0	0	0	39,000	0	39,000
5.04.07	Interest on own Capital	0	0	-13,000	-190,000	0	-203,000	0	-203,000
5.04.08	Share based expenses of Subsidiaries	0	11,000	0	0	0	11,000	6,000	17,000
5.05	Total Comprehensive Income	0	0	0	730,000	-34,000	696,000	243,000	939,000
5.05.01	Net Income for the Period	0	0	0	730,000	0	730,000	235,000	965,000
5.05.02	Other Comprehensive Income	0	0	0	0	-34,000	-34,000	8,000	-26,000
5.05.02.04	Foreign currency translation	0	0	0	0	-42,000	-42,000	0	-42,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	8,000	8,000	8,000	16,000
5.06	Internal Changes of Shareholders’ Equity	0	0	-1,000	0	0	-1,000	4,000	3,000
5.06.05	Transactions with Non-controlling Interests	0	0	0	0	0	0	3,000	3,000
5.06.06	Settlement of Equity Instrument	0	0	-1,000	0	0	-1,000	1,000	0
5.07	Closing Balance	6,824,000	405,000	3,160,000	-342,000	-83,000	9,964,000	3,024,000	12,988,000

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Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)
		Year to date current period	Year to date previous period
Code	Description	1/01/2019 to 09/30/2019	01/01/2018 to 09/30/2018
7.01	Revenues	42,691,000	38,531,000
7.01.01	Sales of Goods, Products and Services	42,617,000	38,378,000
7.01.02	Other Revenues	87,000	156,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-13,000	-3,000
7.02	Products Acquired from Third Parties	-34,322,000	-31,188,000
7.02.01	Costs of Products, Goods and Services Sold	-30,959,000	-28,003,000
7.02.02	Materials, Energy, Outsourced Services and Other	-3,363,000	-3,185,000
7.03	Gross Value Added	8,369,000	7,343,000
7.04	Retention	-1,115,000	-998,000
7.04.01	Depreciation and Amortization	-1,115,000	-998,000
7.05	Net Value Added Produced	7,254,000	6,345,000
7.06	Value Added Received in Transfer	701,000	402,000
7.06.01	Share of Profit of Subsidiaries and Associates	-9,000	-63,000
7.06.02	Financial Revenue	345,000	131,000
7.06.03	Other	365,000	334,000
7.07	Total Value Added to Distribute	7,955,000	6,747,000
7.08	Distribution of Value Added	7,955,000	6,747,000
7.08.01	Personnel	3,387,000	3,212,000
7.08.01.01	Direct Compensation	2,173,000	2,020,000
7.08.01.02	Benefits	709,000	662,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	205,000	181,000
7.08.01.04	Other	300,000	349,000
7.08.01.04.01	Profit (cost) sharing	300,000	349,000
7.08.02	Taxes, Fees and Contributions	2,710,000	1,579,000
7.08.02.01	Federal	1,077,000	1,182,000
7.08.02.02	State	1,402,000	224,000
7.08.02.03	Municipal	231,000	173,000
7.08.03	Value Distributed to Providers of Capital	1,094,000	991,000
7.08.03.01	Interest	1,070,000	968,000
7.08.03.02	Rentals	24,000	23,000
7.08.04	Value Distributed to Shareholders	764,000	965,000
7.08.04.01	Interest on shareholders' equity	174,000	203,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	558,000	527,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	32,000	235,000

São Paulo, October 30, 2019 – GPA [B3: PCAR4; NYSE: CBD] announces its results for the 3rd quarter of 2019. All comparisons are with the same period of 2018, except where stated otherwise. All comments related to adjusted EBITDA and gross margin exclude the non-recurring effects from the periods. In addition, starting from 2019, results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases discounted at present value for virtually all lease agreements of our stores.  Comments below refer to numbers before the application of IFRS 16, except unless otherwise indicated.

3Q19 RESULTS

GPA Food

▪        Strong growth in gross sales revenue, which reached R$14.6 billion (+9.5%), despite the 240 bps decrease in food inflation in 3Q19 vs. 1H19;

▪        Adjusted EBITDA registered significant increase of 10.0%, with margin remaining stable, reflecting the strong and consistent growth of Assaí and higher profitability at Multivarejo compared to 2Q19;

▪        Significant expansion of 42.8% in net income attributable to controlling shareholders, which reached R$216 million, with margin of 1.6% (+40 bps);

▪        Leverage remained low at -0.82 times EBITDA, compared to -1.10 times EBITDA in the same period the previous year, underlining the Company’s solid financial structure;

▪        Omnichannel approach: increase of over 30% in e-commerce food sales, the leader in the segment(*), and continuous development of the digital transformation strategy, with the following highlights:

(i)       Amplification of “Express” (107 stores) and “Click & Collect” (113 stores) delivery model, expanding the delivery solutions;

(ii)      Expansion of James Delivery to Sorocaba, Teresina, Recife, Salvador, Niterói, Rio de Janeiro, Palmas and Campo Grande, totaling 12 cities, in line with the planned expansion until end-2020;

(iii)     Over 20 million loyal customers, 17% up from the year prior, and over 10 million active downloads of “Pão de Açúcar Mais” and “Clube Extra” apps, confirming broad customer acceptance of “My Discount” functionality.

	Food Business			Consolidated

(R$ million)	3Q19 Post IFRS 16	3Q18 Post IFRS 16	Δ	3Q19 Post IFRS 16	3Q18 Post IFRS 16	Δ
Gross Revenue	14,570	13,307	9.5%	14,571	13,307	9.5%
Gross Margin	21.3%	22.2%	-90 bps	21.3%	22.2%	-90 bps
Selling, General and Adm. Expenses	(1,962)	(1,872)	4.8%	(1,975)	(1,872)	5.5%
% of Net Revenue	14.5%	15.3%	-80 bps	14.6%	15.3%	-70 bps
EBITDA (1)	880	851	3.3%	839	813	3.2%
EBITDA Margin (1)	6.5%	6.9%	-40 bps	6.2%	6.6%	-40 bps
Adjusted EBITDA(1)(2)	995	905	10.0%	960	866	10.9%
Adjusted EBITDA Margin (1)(2)	7.4%	7.4%	0 bps	7.1%	7.1%	0 bps
Net Financial Revenue (Expenses)	(131)	(265)	-50.6%	(147)	(265)	-44.6%
% of Net Revenue	1.0%	2.2%	-120 bps	1.1%	2.2%	-110 bps
Net Income Controlling Shareholders - Consolidated	216	151	42.8%	166	128	29.9%
Net margin - Controlling Shareholders Consolidated	1.6%	1.2%	40 bps	1.2%	1.0%	20 bps

 (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

                           (*) Source: Nielsen.

1

IFRS 16

As of January 1, 2019, GPA’s results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases, discounted at present value for virtually all lease agreements of our stores.

The Company opted for full retrospective adoption as if the pronouncement had been adopted since the start of the contracts, in order to show the comparative effects for each past period. As such, operational lease expenses are replaced by depreciation expenses related to the right of use and interest expenses related to the lease liability.

The table below shows the adjustments to reconcile the effects of IFRS 16 for GPA Consolidated and GPA Food:

Consolidated	3Q19			3Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	14,571	-	14,571	13,307	-	13,307	9.5%	9.5%
Net Revenue	13,524	-	13,524	12,258	-	12,258	10.3%	10.3%
Gross Profit	2,872	10	2,882	2,714	11	2,724	5.9%	5.8%
Gross Margin	21.2%	10 bps	21.3%	22.1%	10 bps	22.2%	-90 bps	-90 bps
Selling, General and Adm. Expenses	(2,172)	197	(1,975)	(2,048)	176	(1,872)	6.1%	5.5%
% of Net Revenue	16.1%	-150 bps	14.6%	16.7%	-140 bps	15.3%	-60 bps	-70 bps
Adjusted EBITDA(1)(2)	730	231	960	670	196	866	8.9%	10.9%
Adjusted EBITDA Margin(1)(2)	5.4%	170 bps	7.1%	5.5%	160 bps	7.1%	-10 bps	0 bps
Net Financial Revenue (Expenses)	(6)	(141)	(147)	(135)	(130)	(265)	-95.8%	-44.6%
% of Net Revenue	0.0%	110 bps	1.1%	1.1%	110 bps	2.2%	-110 bps	-110 bps
Net Income Controlling Shareholders - Consolidated	192	(26)	166	151	(23)	128	27.2%	29.9%
Net margin - Controlling Shareholders Consolidated	1.4%	-20 bps	1.2%	1.2%	-20 bps	1.0%	20 bps	20 bps

Food Business	3Q19			3Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	14,570	-	14,570	13,307	-	13,307	9.5%	9.5%
Net Revenue	13,523	-	13,523	12,258	-	12,258	10.3%	10.3%
Gross Profit	2,873	10	2,883	2,714	11	2,724	5.9%	5.8%
Gross Margin	21.2%	10 bps	21.3%	22.1%	10 bps	22.2%	-90 bps	-90 bps
Selling, General and Adm. Expenses	(2,159)	197	(1,962)	(2,048)	176	(1,872)	5.4%	4.8%
% of Net Revenue	16.0%	-150 bps	14.5%	16.7%	-140 bps	15.3%	-70 bps	-80 bps
Adjusted EBITDA(1)(2)	765	230	995	697	207	905	9.7%	10.0%
Adjusted EBITDA Margin(1)(2)	5.7%	170 bps	7.4%	5.7%	170 bps	7.4%	0 bps	0 bps
Net Financial Revenue (Expenses)	10	(141)	(131)	(135)	(130)	(265)	n.d.	-50.6%
% of Net Revenue	-0.1%	110 bps	1.0%	1.1%	110 bps	2.2%	-120 bps	-120 bps
Net Income Controlling Shareholders - Consolidated	242	(26)	216	193	(42)	151	25.6%	42.8%
Net margin - Controlling Shareholders Consolidated	1.8%	-20 bps	1.6%	1.6%	-40 bps	1.2%	20 bps	40 bps

  (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

2

“We reached the end of 3Q19 with significant increase in sales and profitability at Assaí, which confirms the consistency of the expansion strategy of the cash-and-carry business and the rapid maturation of the new stores inaugurated. At Multivarejo, we took another important step in our portfolio optimization and adjustment plan with store renovations and conversions, strengthening the value proposition of our banners. The 47 renovated and opened units in this quarter recorded significant gains in sales, volume and customer traffic. We are confident that our strategic decisions will increasingly enable us to consolidate a sustainable growth in the Company’s results and offer our customers the best choice.

Peter Estermann, Chief Executive Officer of GPA

OPERATING PERFORMANCE BY BUSINESS

Assaí

	3Q19			3Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	7,587	-	7,587	6,382	-	6,382	18.9%	18.9%
Net Revenue	6,945	-	6,945	5,865	-	5,865	18.4%	18.4%
Gross Profit	1,149	2	1,152	930	(2)	928	23.5%	24.1%
Gross Margin	16.6%	0 bps	16.6%	15.9%	-10 bps	15.8%	70 bps	80 bps
Selling, General and Adm. Expenses	(714)	50	(663)	(597)	39	(559)	19.5%	18.8%
% of Net Revenue	10.3%	-70 bps	9.6%	10.2%	-70 bps	9.5%	10 bps	10 bps
Adjusted EBITDA(1)(2)	438	56	494	336	41	376	30.6%	31.3%
Adjusted EBITDA Margin(1)(2)	6.3%	80 bps	7.1%	5.7%	70 bps	6.4%	60 bps	70 bps

 (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

Assaí maintained a strong pace of growth in gross sales revenue of 18.9%, adding 2 million new customers per month, driven by the robust expansion of 19 stores in the last 12 months and the continued healthy performance of ‘same-stores’. In the quarter, 5 new stores were inaugurated in the states of São Paulo, Rio de Janeiro, Bahia, Piauí and Pará, continuing the plan to expand the nationwide footprint by opening around 20 stores in the year.

Gross profit totaled R$1.2 billion, with margin of 16.6%. Gross margin growth reflects:

(i) opening of stores in regions where Assaí already operates, contributing positively to gross margin;

(ii) accelerated maturation of stores opened in the last 2 years, as already noticed in prior quarters.

Despite the strong expansion process, with more than 10 stores under construction, selling, general and administrative expenses remained under control, corresponding to 9.6% of net sales revenue, +10 bps from 3Q18.

Adjusted EBITDA registered significant growth of 31.3%, following the strong growth trend in recent quarters, totaling R$494 million. EBITDA margin increased 70 bps, from 6.4% to 7.1%. Prior to IFRS 16, EBITDA margin increased 60 bps to 6.3%.

3

Multivarejo

	3Q19			3Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	6,982	-	6,982	6,925	-	6,925	0.8%	0.8%
Net Revenue	6,578	-	6,578	6,393	-	6,393	2.9%	2.9%
Gross Profit	1,724	7	1,731	1,783	13	1,796	-3.3%	-3.6%
Gross Margin	26.2%	10 bps	26.3%	27.9%	20 bps	28.1%	-170 bps	-180 bps
Selling, General and Adm. Expenses	(1,445)	146	(1,299)	(1,451)	137	(1,313)	-0.4%	-1.1%
% of Net Revenue	22.0%	-230 bps	19.7%	22.7%	-220 bps	20.5%	-70 bps	-80 bps
Adjusted EBITDA(1)(2)	327	174	501	362	167	528	-9.7%	-5.2%
Adjusted EBITDA Margin(1)(2)	5.0%	260 bps	7.6%	5.7%	260 bps	8.3%	-70 bps	-70 bps

 (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

At Multivarejo, gross sales revenue totaled R$7.0 billion, up 0.8% in the quarter, affected by the closure of stores for conversion and the continued fragility of the economic scenario. The quarter’s main highlights were the notable performance by renovated Pão de Açúcar stores and those converted into Mercado Extra and Compre Bem, as well as the improved performance by the Proximity formats. Food e-commerce posted growth above 30%, confirming its leadership position in the segment.

Adjusted EBITDA totaled R$501 million, with margin of 7.6%. Prior to IFRS 16, EBITDA margin was 5.0% in the quarter, lower than in 3Q18 but significantly higher compared to 2Q19, resulting from:

  Continued promotional investments in a still cautious consumption environment, which resulted in gross profit of R$1.7 billion and gross margin of 26.3%;
  Dilution of 80 bps in selling, general and administrative expenses, which totaled R$1.3 billion, down 1.1% from the year prior. The main initiatives to reduce expenses without impacting service level at the stores were: (i) migration from printed leaflets to digital media, resulting in lower marketing expenses; and (ii) renegotiation of IT and general services agreements, among others.

Due to the delayed economic recovery and the need for greater efforts in competitiveness, Multivarejo’s gross margin levels have been lower than expected. Considering the capture of the initiatives implemented combined with a possible recovery of the consumption environment, the Company remains confident of a more promising fourth quarter, which will be decisive to increasing the year’s EBITDA margin compared to the 9M19 figure already presented.

Digital Transformation and e-commerce: consistent growth of the omnichannel approach, reflected by strong increase in online sales and continued leadership of the sector.

Significant growth above 30% in e-commerce sales:

  Express and Click & Collect: already available in 107 and 113 stores, respectively, including the Pão de Açúcar and Extra banners,  registered sales growth twice higher than in the same period last year. By the year-end, more than 120 stores will be offering the formats;

4

  James Delivery: the “last miler” delivery model started operating in Sorocaba, Teresina, Recife, Salvador, Niterói, Rio de Janeiro, Palmas and Campo Grande, totaling 12 cities, in line with the planned expansion until end-2020;
  My Discount: the “Pão de Açúcar Mais” and “Clube Extra” apps have reached more than 10 million active downloads by the end of the quarter, a 50% growth from the same period in 2018, reflecting the attractiveness of customized offerings and the migration of massive activations to the app;
  Cheftime: the startup that offers ready and semi-ready meal kits reached the mark of more than 80,000 meals sold in the year. The ready-to-eat solution was expanded to the stores, which in the third quarter alone sold approximately five times more than in the first half of the year;
  Startups: as a result of these partnerships, more than 65 products of food startups are available; new concepts were implemented, such as the urban vegetable garden; and there was an expansion in the offer of services at store or via app such as Lime, Rentbrella, Pet Parker and Get Ninjas.
  Initiatives to optimize customers’ time at stores:
    Self-checkout: rolled out in 2 stores, it is used by more than 25% customers, promoting an experience more agile and with less friction;
    Pre-scan: this initiative, in which the employee scans the products while the customer is in line in order to speed up checkout. It already benefits more than 10% of customers at stores, thus reducing the waiting time in lines;
    Scan&Go: accounts for more than 15% of sales and over 10% of the tickets at stores where it is in operation.
  Technological infrastructure: partnerships with major technology players in the industry to evolve and improve digital products, enabling the integration of new services in the apps, as well as improving the existing systems to better meet the omnichannel consumer journey and enable greater speed and flexibility in business decisions.

5

OTHER INCOME AND EXPENSES

In the quarter, the line of “Other Income and Expenses” totaled an expense of R$121 million, mainly corresponding to:  restructuring expenses; tax contingencies, which most of the periods prior to 2009; and results from property and equipment.

FINANCIAL RESULT

	Consolidated
(R$ million)	3Q19	3Q18	Δ
Financial Revenue	241	48	402.1%
Financial Expenses	(246)	(177)	39.3%
Cost of Debt	(152)	(98)	55.1%
Cost of Receivables Discount	(31)	(16)	93.8%
Contingencies adjustments and Other financial expenses	(63)	(63)	0.6%
Net Financial Revenue (Expenses)	(5)	(129)	-96.1%
Interest on lease liabilities	(142)	(136)	4.4%
Net Financial Revenue (Expenses) - Post IFRS 16	(147)	(265)	-44.4%
% of Net Revenue	1.1%	2.2%	-110 bps

The Company’s financial result amounted to R$147 million, or 1.1% of net sales revenue. The main variations were:

▪        Financial Income: growth due to higher cash position, mainly explained by: (i) sale of interest in Via Varejo in June, (ii) entry of funds raised, which will be allocated to the Public Tender Offer for the acquisition of Éxito; and (iii) revenue from monetary restatements mainly related to ICMS balance referring to its exclusion from PIS and COFINS tax base;

▪        Cost of debt: increase due to the funding, which will be allocated to the public tender offer of Éxito;

▪        Sales of receivables: higher volume of receivables discounted vs. 3Q18;

▪        Variations in contingencies and other expenses: remained virtually stable in relation to 3Q18.

Due to the adoption of IFRS 16, the financial result now includes the Interest on lease liability line. In the quarter, there was a recognition of R$142 million related to this line, corresponding to 1.0% of revenue (vs. 1.1% in 3Q18).

6

Net Income - Food

	3Q19			3Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
EBITDA	765	230	995	697	207	905	9.7%	10.0%
Depreciation (Logistic)	(12)	(23)	(36)	(12)	(21)	(33)	1.7%	9.4%
Depreciation and Amortization	(232)	(114)	(347)	(206)	(97)	(303)	12.7%	14.2%
Net Financial Revenue (Expenses)	10	(141)	(131)	(135)	(130)	(265)	n.d.	-50.6%
Income before Income Tax	415	(48)	366	285	(34)	251	45.5%	46.2%
Income Tax	(148)	13	(135)	(70)	9	(61)	110.4%	121.5%
Net Income Company - continuing operations	267	(36)	231	215	(25)	190	24.3%	22.0%
Net income from discontinued operations	(25)	8	(17)	(22)	(17)	(39)	12.8%	-56.8%
Net Income Consolidated Company	242	(28)	215	193	(42)	151	25.6%	42.1%
Net Income - Controlling Shareholders - continuing operations	267	(35)	233	215	(25)	190	24.3%	22.5%
Net Income - Controlling Shareholders - descontinuing operations	(25)	8	(17)	(22)	(17)	(39)	12.8%	-56.8%
Net Income - Controlling Shareholders - Consolidated	242	(26)	216	193	(42)	151	25.6%	42.8%

In the Food segment, net income attributable to controlling shareholders of continuing operations amounted to R$233 million, up 22.5% from 3Q18, with margin of 1.7%, particularly due to the strong net income growth at Assaí.

Earnings per Share

Consolidated net income attributable to the controlling shareholders of GPA Food, considering the continuing and discontinued operations, came to R$216 million, with margin of 1.6%.

In 3Q19, earnings per share stood at R$0.58321 for common shares and R$0.64158 for preferred shares.

7

Net Debt

To calculate the indicators in the table below, the Company does not consider the lease liabilities related to IFRS 16.

(R$ million)	09.30.2019	09.30.2018

Short Term Debt	(5,355)	(1,750)
Loans and Financing	(1,146)	(1,243)
Debentures and Promissory Notes	(4,209)	(507)
Long Term Debt	(9,643)	(4,696)
Loans and Financing	(95)	(607)
Debentures	(9,548)	(4,089)
Total Gross Debt	(14,997)	(6,446)
Cash and Financial investments	12,656	2,625
Net Debt	(2,342)	(3,822)
EBITDA(1)	2,728	2,836
Net Debt / EBITDA(1)	-0.86x	-1.35x
On balance Credit Card Receivables not discounted	102	711
Net Debt incl. Credit Card Receivables not discounted	(2,240)	(3,110)
Net Debt incl. Credit Card Receivables not discounted / EBITDA(1)	-0.82x	-1.10x

                              (1) EBITDA before IFRS 16 in the last 12 months.

Net debt adjusted for the balance of unsold receivables stood at R$2.2 billion, down 28.0% from the previous year. The Company maintained a low level of debt, with a Net debt/EBITDA ratio of -0.82 times in the quarter.

Cash balance in the quarter was R$12.7 billion, mainly due to the funds that will be allocated to the public tender offer up to 100% Éxito’s shares, as already announced to the market.

8

Investments

	Food Business
(R$ million)	3Q19	3Q18	Δ	9M19	9M18	Δ
New stores and land acquisition	378	136	176.9%	748	381	96.5%
Store renovations, conversions and maintenance	175	258	-32.2%	425	437	-2.8%
Infrastructure and others	182	107	70.4%	456	259	76.0%
Non-cash Effect
Financing Assets	(12)	(14)	-13.7%	66	70	-5.6%
Total	723	488	48.2%	1,695	1,147	47.8%

Investments totaled R$723 million in the quarter, up 48.2% from 3Q18, due to the higher number of stores opened (5 Assaí and 1 Minuto Pão de Açúcar), as well as approximately 20 stores under construction in the period. In addition, 39 conversions of Extra Super into Mercado Extra and 2 renovations of Pão de Açúcar were concluded.

9

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses

(R$ million)	09.30.2019	06.30.2019	09.30.2018	09.30.2019	06.30.2019	09.30.2018

Current Assets	20,899	12,003	35,429	20,898	12,002	10,135
Cash and Marketable Securities	12,656	4,705	2,625	12,656	4,705	2,625
Accounts Receivable	364	317	953	364	317	957
Credit Cards	101	39	659	86	39	663
Sales Vouchers and Trade Account Receivable	186	217	234	217	217	234
Allowance for Doubtful Accounts	(5)	(5)	(4)	(5)	(5)	(4)
Resulting from Commercial Agreements	82	66	64	66	66	64
Inventories	6,046	5,692	5,540	6,046	5,692	5,540
Recoverable Taxes	909	615	363	909	615	363
Noncurrent Assets for Sale	94	24	25,434	94	24	136
Prepaid Expenses and Other Accounts Receivables	829	648	515	829	648	515
Noncurrent Assets	21,350	20,864	19,479	21,350	20,864	19,522
Long-Term Assets	4,235	4,330	4,696	4,235	4,330	4,735
Accounts Receivables	1	71	53	1	71	53
Credit Cards	1	71	53	1	71	53
Recoverable Taxes	2,903	2,919	2,662	2,903	2,919	2,662
Deferred Income Tax and Social Contribution	307	294	353	307	294	353
Amounts Receivable from Related Parties	38	37	33	38	37	72
Judicial Deposits	827	811	799	827	811	799
Prepaid Expenses and Others	159	198	798	159	198	798
Investments	271	232	228	271	232	228
Property and Equipment	13,938	13,425	12,485	13,938	13,425	12,485
Intangible Assets	2,906	2,877	2,069	2,906	2,877	2,075
TOTAL ASSETS	42,249	32,866	54,908	42,249	32,866	29,657

LIABILITIES

	Consolidated			Food Businesses

	09.30.2019	06.30.2019	09.30.2018	09.30.2019	06.30.2019	09.30.2018

Current Liabilities	15,068	12,553	30,554	15,068	12,553	10,691
Suppliers	6,831	6,827	6,439	6,831	6,827	6,444
Loans and Financing	1,408	923	1,310	1,408	923	1,310
Debentures	4,209	2,150	507	4,209	2,150	507
Lease Liability	675	604	554	675	604	554
Payroll and Related Charges	769	652	696	769	652	696
Taxes and Social Contribution Payable	358	470	285	358	470	285
Dividends Proposed	1	32	98	1	32	98
Financing for Purchase of Fixed Assets	82	64	50	82	64	50
Rents	13	12	9	13	12	9
Debt with Related Parties	146	142	160	146	142	376
Advertisement	20	33	35	20	33	35
Provision for Restructuring	5	4	9	5	4	9
Advanced Revenue	127	171	76	127	171	76
Non-current Assets Held for Sale	-	-	20,088	-	-	-
Others	425	469	238	425	469	241
Long-Term Liabilities	16,319	9,585	11,365	16,319	9,585	11,365
Loans and Financing	106	302	728	106	302	728
Debentures	9,548	2,823	4,089	9,548	2,823	4,089
Lease Liability	4,218	4,125	3,952	4,218	4,125	3,952
Deferred Income Tax and Social Contribution	315	227	537	315	227	537
Tax Installments	399	423	495	399	423	495
Provision for Contingencies	1,263	1,235	1,166	1,263	1,235	1,166
Advanced Revenue	28	31	12	28	31	12
Provision for loss on investment in Associates	373	339	361	373	339	361
Others	68	79	25	68	79	25
Shareholders' Equity	10,862	10,729	12,988	10,862	10,729	7,601
Capital	6,850	6,836	6,824	6,850	6,836	5,416
Capital Reserves	439	438	406	439	439	406
Profit Reserves	3,664	3,499	2,818	3,663	3,498	1,862
Other Comprehensive Results	(91)	(44)	(83)	(91)	(44)	(83)
Minority Interest	(0)	(0)	3,024	-	-	-
TOTAL LIABILITIES	42,249	32,866	54,908	42,249	32,866	29,657

10

2.1 Income Statement for 3Q19 – After IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	3Q19	3Q18	Δ	3Q19	3Q18	Δ	3Q19	3Q18	Δ	3Q19	3Q18	Δ
R$ - Million
Gross Revenue	14,571	13,307	9.5%	14,570	13,307	9.5%	6,982	6,925	0.8%	7,587	6,382	18.9%
Net Revenue	13,524	12,258	10.3%	13,523	12,258	10.3%	6,578	6,393	2.9%	6,945	5,865	18.4%
Cost of Goods Sold	(10,607)	(9,501)	11.6%	(10,605)	(9,501)	11.6%	(4,817)	(4,571)	5.4%	(5,788)	(4,930)	17.4%
Depreciation (Logistic)	(36)	(33)	9.4%	(36)	(33)	9.4%	(30)	(26)	15.8%	(5)	(6)	-16.2%
Gross Profit	2,882	2,724	5.8%	2,883	2,724	5.8%	1,731	1,796	-3.6%	1,152	928	24.1%
Selling Expenses	(1,697)	(1,624)	4.4%	(1,683)	(1,624)	3.6%	(1,115)	(1,135)	-1.7%	(568)	(490)	16.0%
General and Administrative Expenses	(279)	(248)	12.5%	(279)	(248)	12.5%	(184)	(179)	2.6%	(95)	(69)	38.1%
Selling, General and Adm. Expenses	(1,975)	(1,872)	5.5%	(1,962)	(1,872)	4.8%	(1,299)	(1,313)	-1.1%	(663)	(559)	18.8%
Equity Income(2)	18	(19)	n.d.	38	20	94.3%	38	20	94.3%	-	-	n.d.
Other Operating Revenue (Expenses)	(121)	(53)	129.0%	(115)	(53)	117.1%	(108)	(65)	66.3%	(7)	12	n.d.
Depreciation and Amortization	(347)	(303)	14.5%	(347)	(303)	14.2%	(249)	(226)	9.9%	(98)	(77)	26.7%
Earnings before interest and Taxes - EBIT	456	477	-4.4%	497	515	-3.5%	114	211	-46.1%	384	305	26.0%
Financial Revenue	241	48	403.4%	212	48	342.4%	200	38	427.8%	12	10	16.6%
Financial Expenses	(388)	(313)	24.0%	(343)	(313)	9.6%	(276)	(260)	6.5%	(66)	(53)	24.9%
Net Financial Result	(147)	(265)	-44.6%	(131)	(265)	-50.6%	(76)	(222)	-65.6%	(55)	(43)	26.8%
Income (Loss) Before Income Tax	309	212	45.7%	366	251	46.2%	37	(11)	n.d.	329	261	25.9%
Income Tax	(128)	(61)	109.9%	(135)	(61)	121.5%	(32)	28	n.d.	(103)	(89)	15.4%
Net Income (Loss) Company - continuing operations	181	151	19.9%	231	190	22.0%	5	17	-69.5%	226	172	31.3%
Net Result from discontinued operations	(17)	3	n.d.	(17)	(39)	-56.8%	(17)	(39)	-56.8%	-	-	n.d.
Net Income (Loss) - Consolidated Company	165	154	7.1%	215	151	42.1%	(11)	(21)	-46.2%	226	172	31.3%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	183	151	20.5%	233	190	22.5%	5	18	-69.2%	227	172	31.9%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(17)	(24)	-29.8%	(17)	(39)	-56.8%	(17)	(39)	-56.8%	-	-	n.d.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	166	128	29.9%	216	151	42.8%	(11)	(21)	-46.4%	227	172	31.9%
Minority Interest - Non-controlling - continuing operations	-	(0)	n.d.	-	(0)	n.d.	-	(0)	n.d.	-	-	n.d.
Minority Interest - Non-controlling - discontinued operations	-	26	n.d.	-	-	n.d.	-	-	n.d.	-	-	n.d.
Minority Interest - Non-controlling - Consolidated	-	26	n.d.	-	(0)	n.d.	-	(0)	n.d.	-	-	n.d.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	839	813	3.2%	880	851	3.3%	393	463	-15.3%	487	388	25.4%
Adjusted EBITDA (4)	960	866	10.9%	995	905	10.0%	501	528	-5.2%	494	376	31.3%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	3Q19	3Q18	3Q19	3Q18	3Q19	3Q18	3Q19	3Q18
Gross Profit	21.3%	22.2%	21.3%	22.2%	26.3%	28.1%	16.6%	15.8%
Selling Expenses	12.5%	13.3%	12.4%	13.3%	17.0%	17.7%	8.2%	8.4%
General and Administrative Expenses	2.1%	2.0%	2.1%	2.0%	2.8%	2.8%	1.4%	1.2%
Selling, General and Adm. Expenses	14.6%	15.3%	14.5%	15.3%	19.7%	20.5%	9.6%	9.5%
Equity Income(2)	0.1%	0.2%	0.3%	0.2%	0.6%	0.3%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.9%	0.4%	0.9%	0.4%	1.6%	1.0%	0.1%	-0.2%
Depreciation and Amortization	2.6%	2.5%	2.6%	2.5%	3.8%	3.5%	1.4%	1.3%
EBIT	3.4%	3.9%	3.7%	4.2%	1.7%	3.3%	5.5%	5.2%
Net Financial Revenue (Expenses)	1.1%	2.2%	1.0%	2.2%	1.2%	3.5%	0.8%	0.7%
Income Before Income Tax	2.3%	1.7%	2.7%	2.0%	-0.6%	-0.2%	4.7%	4.5%
Income Tax	0.9%	0.5%	1.0%	0.5%	-0.5%	0.4%	1.5%	1.5%
Net Income (Loss) Company - continuing operations	1.3%	1.2%	1.7%	1.5%	-0.1%	0.3%	3.3%	2.9%
Net Income (Loss) - Consolidated Company	1.2%	1.3%	1.6%	1.2%	-0.2%	-0.3%	3.3%	2.9%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.3%	1.2%	1.7%	1.5%	-0.1%	0.3%	3.3%	2.9%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.2%	1.0%	1.6%	1.2%	-0.2%	-0.3%	3.3%	2.9%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	6.2%	6.6%	6.5%	6.9%	6.0%	7.2%	7.0%	6.6%
Adjusted EBITDA (4)	7.1%	7.1%	7.4%	7.4%	7.6%	8.3%	7.1%	6.4%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses.

11

2.2 Income Statement for 3Q19 – Before IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	3Q19	3Q18	Δ	3Q19	3Q18	Δ	3Q19	3Q18	Δ	3Q19	3Q18	Δ
R$ - Million
Gross Revenue	14,571	13,307	9.5%	14,570	13,307	9.5%	6,982	6,925	0.8%	7,587	6,382	18.9%
Net Revenue	13,524	12,258	10.3%	13,523	12,258	10.3%	6,578	6,393	2.9%	6,945	5,865	18.4%
Cost of Goods Sold	(10,640)	(9,533)	11.6%	(10,638)	(9,533)	11.6%	(4,845)	(4,601)	5.3%	(5,793)	(4,932)	17.5%
Depreciation (Logistic)	(12)	(12)	1.7%	(12)	(12)	1.7%	(10)	(9)	2.3%	(3)	(3)	-0.3%
Gross Profit	2,872	2,714	5.9%	2,873	2,714	5.9%	1,724	1,783	-3.3%	1,149	930	23.5%
Selling Expenses	(1,891)	(1,798)	5.2%	(1,878)	(1,798)	4.5%	(1,260)	(1,270)	-0.8%	(618)	(528)	17.1%
General and Administrative Expenses	(281)	(250)	12.2%	(281)	(250)	12.1%	(185)	(181)	2.3%	(96)	(70)	37.7%
Selling, General and Adm. Expenses	(2,172)	(2,048)	6.1%	(2,159)	(2,048)	5.4%	(1,445)	(1,451)	-0.4%	(714)	(597)	19.5%
Equity Income(2)	17	(8)	n.d.	38	20	94.9%	38	20	94.9%	-	-	n.d.
Other Operating Revenue (Expenses)	(122)	(59)	105.8%	(116)	(59)	95.2%	(109)	(67)	62.7%	(7)	8	n.d.
Depreciation and Amortization	(233)	(206)	13.1%	(232)	(206)	12.7%	(160)	(147)	8.5%	(72)	(59)	23.3%
Earnings before interest and Taxes - EBIT	362	392	-7.7%	405	420	-3.6%	48	138	-65.0%	356	282	26.4%
Financial Revenue	241	48	403.4%	212	48	342.4%	200	38	427.8%	12	10	16.6%
Financial Expenses	(247)	(183)	35.1%	(202)	(183)	10.4%	(173)	(158)	9.0%	(29)	(24)	20.0%
Net Financial Result	(6)	(135)	-95.8%	10	(135)	n.d.	27	(121)	n.d.	(17)	(14)	22.4%
Income (Loss) Before Income Tax	357	258	38.4%	415	285	45.5%	76	17	334.1%	339	268	26.6%
Income Tax	(140)	(70)	100.3%	(148)	(70)	110.4%	(42)	21	n.d.	(106)	(91)	16.1%
Net Income (Loss) Company - continuing operations	216	188	15.2%	267	215	24.3%	34	39	-11.4%	233	176	32.1%
Net Result from discontinued operations	(25)	(50)	-49.9%	(25)	(22)	12.8%	(25)	(22)	12.8%	-	-	n.d.
Net Income (Loss) - Consolidated Company	191	138	38.9%	242	193	25.6%	9	16	-43.7%	233	176	32.1%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	216	188	15.2%	267	215	24.3%	34	39	-11.4%	233	176	32.1%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(25)	(37)	-33.5%	(25)	(22)	12.8%	(25)	(22)	12.8%	-	-	n.d.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	192	151	27.2%	242	193	25.6%	9	16	-43.7%	233	176	32.1%
Minority Interest - Non-controlling - continuing operations	-	-	n.d.	-	-	n.d.	-	-	n.d.	-	-	n.d.
Minority Interest - Non-controlling - discontinued operations	(0)	(13)	-96.7%	-	-	n.d.	-	-	n.d.	-	-	n.d.
Minority Interest - Non-controlling - Consolidated	(0)	(13)	-96.7%	-	-	n.d.	-	-	n.d.	-	-	n.d.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	608	611	-0.5%	649	638	1.8%	218	295	-26.1%	431	343	25.7%
Adjusted EBITDA (4)	730	670	8.9%	765	697	9.7%	327	362	-9.7%	438	336	30.6%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	3Q19	3Q18	3Q19	3Q18	3Q19	3Q18	3Q19	3Q18
Gross Profit	21.2%	22.1%	21.2%	22.1%	26.2%	27.9%	16.6%	15.9%
Selling Expenses	14.0%	14.7%	13.9%	14.7%	19.2%	19.9%	8.9%	9.0%
General and Administrative Expenses	2.1%	2.0%	2.1%	2.0%	2.8%	2.8%	1.4%	1.2%
Selling, General and Adm. Expenses	16.1%	16.7%	16.0%	16.7%	22.0%	22.7%	10.3%	10.2%
Equity Income(2)	0.1%	0.1%	0.3%	0.2%	0.6%	0.3%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.9%	0.5%	0.9%	0.5%	1.7%	1.0%	0.1%	-0.1%
Depreciation and Amortization	1.7%	1.7%	1.7%	1.7%	2.4%	2.3%	1.0%	1.0%
EBIT	2.7%	3.2%	3.0%	3.4%	0.7%	2.2%	5.1%	4.8%
Net Financial Revenue (Expenses)	0.0%	1.1%	-0.1%	1.1%	-0.4%	1.9%	0.3%	0.2%
Income Before Income Tax	2.6%	2.1%	3.1%	2.3%	-1.2%	0.3%	4.9%	4.6%
Income Tax	1.0%	0.6%	1.1%	0.6%	-0.6%	0.3%	1.5%	1.6%
Net Income (Loss) Company - continuing operations	1.6%	1.5%	2.0%	1.8%	-0.5%	0.6%	3.4%	3.0%
Net Income (Loss) - Consolidated Company	1.4%	1.1%	1.8%	1.6%	0.1%	0.3%	3.4%	3.0%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.6%	1.5%	2.0%	1.8%	-0.5%	0.6%	3.4%	3.0%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.4%	1.2%	1.8%	1.6%	0.1%	0.3%	3.4%	3.0%
Minority Interest - Non-controlling - Consolidated	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	4.5%	5.0%	4.8%	5.2%	3.3%	4.6%	6.2%	5.9%
Adjusted EBITDA (4)	5.4%	5.5%	5.7%	5.7%	5.0%	5.7%	6.3%	5.7%

 (1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses.

12

2.3 Income Statement for 9M19 – After IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	9M19	9M18	Δ	9M19	9M18	Δ	9M19	9M18	Δ	9M19	9M18	Δ
R$ - Million
Gross Revenue	42,617	38,379	11.0%	42,615	38,379	11.0%	20,977	20,756	1.1%	21,638	17,623	22.8%
Net Revenue	39,314	35,377	11.1%	39,313	35,377	11.1%	19,509	19,176	1.7%	19,804	16,201	22.2%
Cost of Goods Sold	(30,710)	(26,891)	14.2%	(30,707)	(26,891)	14.2%	(14,131)	(13,656)	3.5%	(16,576)	(13,235)	25.2%
Depreciation (Logistic)	(106)	(97)	9.9%	(106)	(97)	9.9%	(90)	(75)	20.3%	(16)	(22)	-26.0%
Gross Profit	8,498	8,389	1.3%	8,499	8,389	1.3%	5,287	5,445	-2.9%	3,212	2,944	9.1%
Selling Expenses	(5,119)	(4,814)	6.3%	(5,097)	(4,814)	5.9%	(3,457)	(3,443)	0.4%	(1,640)	(1,372)	19.6%
General and Administrative Expenses	(803)	(736)	9.2%	(803)	(736)	9.1%	(537)	(537)	0.0%	(266)	(199)	33.9%
Selling, General and Adm. Expenses	(5,922)	(5,550)	6.7%	(5,901)	(5,550)	6.3%	(3,994)	(3,980)	0.4%	(1,906)	(1,571)	21.4%
Equity Income(2)	(9)	(63)	-85.9%	77	52	48.5%	77	52	48.5%	-	-	n.d.
Other Operating Revenue (Expenses)	(243)	(183)	32.7%	(237)	(183)	29.3%	(216)	(182)	18.8%	(21)	(1)	1547.4%
Depreciation and Amortization	(1,011)	(905)	11.7%	(1,010)	(905)	11.6%	(732)	(681)	7.5%	(278)	(224)	24.2%
Earnings before interest and Taxes - EBIT	1,314	1,688	-22.2%	1,429	1,802	-20.7%	421	654	-35.5%	1,007	1,149	-12.3%
Financial Revenue	345	127	171.7%	316	127	148.7%	283	101	181.1%	33	26	24.4%
Financial Expenses	(1,054)	(931)	13.2%	(1,009)	(931)	8.4%	(830)	(790)	5.1%	(179)	(142)	26.5%
Net Financial Result	(709)	(804)	-11.8%	(693)	(804)	-13.8%	(547)	(689)	-20.6%	(146)	(115)	27.0%
Income (Loss) Before Income Tax	605	884	-31.6%	735	998	-26.3%	(126)	(35)	256.9%	861	1,033	-16.7%
Income Tax	(204)	(252)	-19.1%	(211)	(252)	-16.3%	66	93	-29.7%	(277)	(346)	-19.9%
Net Income (Loss) Company - continuing operations	400	631	-36.6%	524	746	-29.7%	(60)	58	n.d.	584	687	-15.1%
Net Result from discontinued operations	365	333	9.7%	329	(66)	n.d.	329	(66)	n.d.	-	-	n.d.
Net Income (Loss) - Consolidated Company	765	964	-20.6%	853	679	25.5%	269	(8)	n.d.	584	687	-15.1%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	401	631	-36.6%	524	746	-29.7%	(60)	58	n.d.	584	687	-15.1%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	332	99	237.0%	329	(66)	n.d.	329	(66)	n.d.	-	-	n.d.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	733	730	0.4%	853	679	25.5%	269	(8)	n.d.	584	687	-15.1%
Minority Interest - Non-controlling - continuing operations	(0)	-	n.d.	(0)	-	n.d.	(0)	-	n.d.	-	-	n.d.
Minority Interest - Non-controlling - discontinued operations	33	234	-86.0%	-	-	n.d.	-	-	n.d.	-	-	n.d.
Minority Interest - Non-controlling - Consolidated	33	234	-86.1%	(0)	-	n.d.	(0)	-	n.d.	-	-	n.d.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	2,431	2,690	-9.6%	2,545	2,804	-9.2%	1,244	1,410	-11.8%	1,301	1,394	-6.7%
Adjusted EBITDA (4)	2,674	2,459	8.8%	2,781	2,573	8.1%	1,460	1,547	-5.6%	1,322	1,026	28.8%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	9M19	9M18	9M19	9M18	9M19	9M18	9M19	9M18
Gross Profit	21.6%	23.7%	21.6%	23.7%	27.1%	28.4%	16.2%	18.2%
Selling Expenses	13.0%	13.6%	13.0%	13.6%	17.7%	18.0%	8.3%	8.5%
General and Administrative Expenses	2.0%	2.1%	2.0%	2.1%	2.8%	2.8%	1.3%	1.2%
Selling, General and Adm. Expenses	15.1%	15.7%	15.0%	15.7%	20.5%	20.8%	9.6%	9.7%
Equity Income(2)	0.0%	0.2%	0.2%	0.1%	0.4%	0.3%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.6%	0.5%	0.6%	0.5%	1.1%	0.9%	0.1%	0.0%
Depreciation and Amortization	2.6%	2.6%	2.6%	2.6%	3.8%	3.6%	1.4%	1.4%
EBIT	3.3%	4.8%	3.6%	5.1%	2.2%	3.4%	5.1%	7.1%
Net Financial Revenue (Expenses)	1.8%	2.3%	1.8%	2.3%	2.8%	3.6%	0.7%	0.7%
Income Before Income Tax	1.5%	2.5%	1.9%	2.8%	0.6%	-0.2%	4.3%	6.4%
Income Tax	0.5%	0.7%	0.5%	0.7%	0.3%	0.5%	1.4%	2.1%
Net Income (Loss) Company - continuing operations	1.0%	1.8%	1.3%	2.1%	0.3%	0.3%	2.9%	4.2%
Net Income (Loss) - Consolidated Company	1.9%	2.7%	2.2%	1.9%	1.4%	0.0%	2.9%	4.2%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.0%	1.8%	1.3%	2.1%	0.3%	0.3%	2.9%	4.2%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.9%	2.1%	2.2%	1.9%	1.4%	0.0%	2.9%	4.2%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	-0.1%	0.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	6.2%	7.6%	6.5%	7.9%	6.4%	7.4%	6.6%	8.6%
Adjusted EBITDA (4)	6.8%	6.9%	7.1%	7.3%	7.5%	8.1%	6.7%	6.3%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses and excluding non-recurring effects from the period.

13

2.4 Income Statement for 9M19 – Before IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	9M19	9M18	Δ	9M19	9M18	Δ	9M19	9M18	Δ	9M19	9M18	Δ
R$ - Million
Gross Revenue	42,617	38,379	11.0%	42,615	38,379	11.0%	20,977	20,756	1.1%	21,638	17,623	22.8%
Net Revenue	39,314	35,377	11.1%	39,313	35,377	11.1%	19,509	19,176	1.7%	19,804	16,201	22.2%
Cost of Goods Sold	(30,806)	(26,981)	14.2%	(30,803)	(26,981)	14.2%	(14,214)	(13,732)	3.5%	(16,589)	(13,250)	25.2%
Depreciation (Logistic)	(37)	(37)	0.9%	(37)	(37)	0.9%	(29)	(30)	-1.7%	(8)	(7)	12.0%
Gross Profit	8,472	8,359	1.4%	8,473	8,359	1.4%	5,266	5,414	-2.7%	3,206	2,944	8.9%
Selling Expenses	(5,681)	(5,324)	6.7%	(5,660)	(5,324)	6.3%	(3,892)	(3,843)	1.3%	(1,768)	(1,480)	19.4%
General and Administrative Expenses	(810)	(742)	9.2%	(810)	(742)	9.2%	(541)	(541)	0.1%	(269)	(201)	33.7%
Selling, General and Adm. Expenses	(6,491)	(6,066)	7.0%	(6,470)	(6,066)	6.7%	(4,433)	(4,384)	1.1%	(2,037)	(1,681)	21.1%
Equity Income(2)	(9)	(52)	-82.9%	77	52	48.5%	77	52	48.5%	-	-	n.d.
Other Operating Revenue (Expenses)	(263)	(193)	36.5%	(257)	(193)	33.3%	(236)	(187)	26.4%	(21)	(6)	254.4%
Depreciation and Amortization	(687)	(625)	9.9%	(686)	(625)	9.8%	(477)	(455)	4.8%	(209)	(170)	23.1%
Earnings before interest and Taxes - EBIT	1,022	1,424	-28.2%	1,137	1,527	-25.6%	197	440	-55.2%	940	1,087	-13.5%
Financial Revenue	345	127	171.7%	316	127	148.7%	283	101	181.1%	33	26	24.4%
Financial Expenses	(638)	(541)	17.9%	(593)	(541)	9.6%	(514)	(485)	5.8%	(79)	(55)	42.8%
Net Financial Result	(293)	(414)	-29.3%	(277)	(414)	-33.1%	(230)	(385)	-40.1%	(46)	(29)	59.4%
Income (Loss) Before Income Tax	729	1,010	-27.8%	860	1,113	-22.8%	(34)	55	n.d.	893	1,058	-15.6%
Income Tax	(238)	(283)	-15.9%	(245)	(283)	-13.4%	43	71	-39.7%	(288)	(354)	-18.7%
Net Income (Loss) Company - continuing operations	491	726	-32.4%	614	830	-25.9%	9	126	-92.8%	605	704	-14.0%
Net Result from discontinued operations	227	163	39.7%	329	(18)	n.d.	329	(18)	n.d.	-	-	n.d.
Net Income (Loss) - Consolidated Company	718	889	-19.2%	943	811	16.3%	338	107	214.9%	605	704	-14.0%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	491	726	-32.4%	614	830	-25.9%	9	126	-92.8%	614	704	-12.8%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	282	52	441.7%	329	(18)	n.d.	329	(18)	n.d.	-	-	n.d.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	774	778	-0.6%	943	811	16.3%	338	107	214.9%	614	704	-12.8%
Minority Interest - Non-controlling - continuing operations	-	-	n.d.	-	-	n.d.	-	-	n.d.	-	-	n.d.
Minority Interest - Non-controlling - discontinued operations	(55)	110	n.d.	-	-	n.d.	-	-	n.d.	-	-	n.d.
Minority Interest - Non-controlling - Consolidated	(55)	110	n.d.	-	-	n.d.	-	-	n.d.	-	-	n.d.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,746	2,085	-16.3%	1,860	2,164	-14.1%	703	904	-22.3%	1,157	1,260	-8.2%
Adjusted EBITDA (4)	2,009	1,864	7.8%	2,116	1,942	9.0%	939	1,046	-10.2%	1,177	896	31.3%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	9M19	9M18	9M19	9M18	9M19	9M18	9M19	9M18
Gross Profit	21.5%	23.6%	21.6%	23.6%	27.0%	28.2%	16.2%	18.2%
Selling Expenses	14.5%	15.0%	14.4%	15.0%	19.9%	20.0%	8.9%	9.1%
General and Administrative Expenses	2.1%	2.1%	2.1%	2.1%	2.8%	2.8%	1.4%	1.2%
Selling, General and Adm. Expenses	16.5%	17.1%	16.5%	17.1%	22.7%	22.9%	10.3%	10.4%
Equity Income(2)	0.0%	0.1%	0.2%	0.1%	0.4%	0.3%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.7%	0.5%	0.7%	0.5%	1.2%	1.0%	0.1%	0.0%
Depreciation and Amortization	1.7%	1.8%	1.7%	1.8%	2.4%	2.4%	1.1%	1.0%
EBIT	2.6%	4.0%	2.9%	4.3%	1.0%	2.3%	4.7%	6.7%
Net Financial Revenue (Expenses)	0.7%	1.2%	0.7%	1.2%	1.2%	2.0%	0.2%	0.2%
Income Before Income Tax	1.9%	2.9%	2.2%	3.1%	0.2%	0.3%	4.5%	6.5%
Income Tax	0.6%	0.8%	0.6%	0.8%	0.2%	0.4%	1.5%	2.2%
Net Income (Loss) Company - continuing operations	1.2%	2.1%	1.6%	2.3%	0.0%	0.7%	3.1%	4.3%
Net Income (Loss) - Consolidated Company	1.8%	2.5%	2.4%	2.3%	1.7%	0.6%	3.1%	4.3%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.2%	2.1%	1.6%	2.3%	0.0%	0.7%	3.1%	4.3%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	2.0%	2.2%	2.4%	2.3%	1.7%	0.6%	3.1%	4.3%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.1%	0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	4.4%	5.9%	4.7%	6.1%	3.6%	4.7%	5.8%	7.8%
Adjusted EBITDA (4)	5.1%	5.3%	5.4%	5.5%	4.8%	5.5%	5.9%	5.5%
(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses and excluding non-recurring effects from the period.

14

3. Cash Flow - Consolidated (including Via Varejo) (*)

STATEMENT OF CASH FLOW

	Consolidated
(R$ million)	09.30.2019	09.30.2018

Net Income (Loss) for the period	764	965
Deferred income tax	157	250
Loss (gain) on disposal of fixed and intangible assets	99	134
Depreciation and amortization	1,115	998
Interests and exchange variation	1,158	1,270
Adjustment to present value	1	1
Equity Income	(7)	42
Provision for contingencies	187	404
Provision for disposals and impairment of property and equipment	-	(2)
Share-Based Compensation	29	33
Allowance for doubtful accounts	261	464
Provision for obsolescence/breakage	(11)	(19)
Other operational expenses	18	(369)
Deferred revenue	(265)	(324)
Eventual expenses	(97)	(37)
Gain of sale of subsidiary	(608)	-

Asset (Increase) decreases	-	-
Accounts receivable	(39)	(765)
Inventories	(377)	(1,877)
Taxes recoverable	(299)	(935)
Dividends received	12	-
Other Assets	(268)	(35)
Related parties	(93)	188
Restricted deposits for legal proceeding	(38)	(11)

Liability (Increase) decrease
Suppliers	(4,768)	(1,995)
Payroll and charges	(52)	(14)
Taxes and Social contributions payable	52	81
Other Accounts Payable	(117)	(69)
Contingencies	(396)	(756)
Deferred revenue	15	137
Taxes and Social contributions paid	(179)	(354)

Net cash generated from (used) in operating activities	(3,746)	(2,595)

Acquisition of property and equipment	(1,681)	(1,213)
Increase Intangible assets	(241)	(339)
Sales of property and equipment	59	148
Cash provided on sale of subisidiary	2,326	-
Net cash flow investment activities	463	(1,404)

Cash flow from financing activities
Increase of capital	25	1
Funding and refinancing	11,957	7,096
Payments of loans and financing	(2,701)	(5,913)
Dividend Payment	(229)	(174)
Acquisition of society	(19)	-
Lease liability payments	(1,174)	(1,308)
Net cash generated from (used) in financing activities	7,859	(298)

Increase (decrease) in cash and cash equivalents	4,576	(4,297)

Cash and cash equivalents at the beginning of the year	8,080	7,351
Cash and cash equivalents at the end of the year	12,656	3,054
Change in cash and cash equivalents	4,576	(4,297)

  (*) Considers 5 months of Via Varejo in 2019 and 9 months in 2018.

15

4. Breakdown of Sales by Business

	Breakdown of Gross Sales by Business
(R$ million)	3Q19%		3Q18%		?	9M19%		9M18%		?
Multivarejo	6,982	47.9%	6,925	52.0%	0.8%	20,978	49.2%	20,756	54.1%	1.1%
Pão de Açúcar	1,817	12.5%	1,838	13.8%	-1.1%	5,425	12.7%	5,477	14.3%	-1.0%
Extra (1)	4,098	28.1%	4,084	30.7%	0.3%	12,469	29.3%	12,379	32.3%	0.7%
Convenience Stores (2)	351	2.4%	321	2.4%	9.3%	996	2.3%	921	2.4%	8.2%
Other Businesses (3)	716	4.9%	682	5.1%	5.0%	2,090	4.9%	1,979	5.2%	5.6%
Cash & Carry	7,587	52.1%	6,382	48.0%	18.9%	21,638	50.8%	17,623	45.9%	22.8%
Assaí	7,587	52.1%	6,382	48.0%	18.9%	21,638	50.8%	17,623	45.9%	22.8%
Food Business	14,570	100.0%	13,307	100.0%	9.5%	42,616	100.0%	38,379	100.0%	11.0%

	Breakdown of Net Sales by Business
(R$ million)	3Q19%		3Q18%		?	9M19%		9M18%		?
Multivarejo	6,578	48.6%	6,393	52.2%	2.9%	19,509	49.6%	19,176	54.2%	1.7%
Pão de Açúcar	1,672	12.4%	1,687	13.8%	-0.9%	4,989	12.7%	5,032	14.2%	-0.9%
Extra (1)	3,727	27.6%	3,735	30.5%	-0.2%	11,355	28.9%	11,341	32.1%	0.1%
Convenience Stores (2)	331	2.4%	300	2.4%	10.2%	937	2.4%	861	2.4%	8.8%
Other Businesses (3)	848	6.3%	671	5.5%	26.4%	2,228	5.7%	1,942	5.5%	14.8%
Cash & Carry	6,945	51.4%	5,865	47.8%	18.4%	19,804	50.4%	16,201	45.8%	22.2%
Assaí	6,945	51.4%	5,865	47.8%	18.4%	19,804	50.4%	16,201	45.8%	22.2%
Food Business	13,523	100.0%	12,258	100.0%	10.3%	39,312	100.0%	35,376	100.0%	11.1%

(1) Includes sales by Extra Supermercado, Mercado Extra, Extra Hiper and Compre Bem.

(2) Includes sales by Mini Extra and Minuto Pão de Açúcar.

(3) Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers.

5. Breakdown of Sales (% of Net Sales)

SALES BREAKDOWN (% of Net Sales)	Food Business
	3Q19	3Q18

Cash	49.1%	48.5%
Credit Card	40.2%	40.4%
Food Voucher	10.7%	11.1%

16

6. Store Portfolio Changes by Banner

3Q19 Results Conference Call and Webcast

Thursday, October 31, 2019
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 1:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3181-8565

Conference call in English (simultaneous translation)
+1 (412) 717-9627 or +1 (844) 204-8942

Webcast: http://www.gpari.com.br

Replay
+55 11 3193-1012
Access code for audio in Portuguese: 1932275#
Access code for audio in English: 1779586#

http://www.gpari.com.br

Investor Relations Contacts

GPA Telephone: 55 (11) 3886-0421 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 18 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into the following business units:  Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar, Extra and Compre Bem banners;  Assaí, which operates in the cash-and-carry wholesale segment; and GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

17

Glossary

Food Segment: Represents the combined results of Multivarejo and Assaí, as below:

Food
Multivarejo
multivarejo
Cash and Carry
ASSAI
ATACADISTA
Supermarkets
extra
BEM
MERCADO
Hypermarkets
extra
hiper
Proximity
minuto
mini
Other Business
posto
extra
drogaria
extra
mini
mercado
GPA Malls
GPA Malls
Cash and Carry
ASSAI

Discontinued activities: Referring to Via Varejo's activities until May 2019 and other after effects related to the investments’ write-off.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per Share: Diluted earnings per share are calculated as follows:

●       Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

●       Denominator: number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at the market, as applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

Compre Bem: Project involving the conversion of stores in order to enter a market niche currently occupied by regional supermarkets. The store model is better adapted to the needs of consumers in the regions where the stores are located. The service and assortment of the perishables category will be reinforced, while other categories will have a leaner assortment. Compre Bem is managed independently from the Extra Super banner with the focus on simplifying operating costs, especially logistics and IT.

Mercado Extra: Project aims to renovate Extra Super by reinforcing the quality of perishables and customer service, with the focus on the B and C income groups. There will be no change in the operating model of the stores, which will continue to be managed under the Extra banner.

James Delivery (last miler): Multiservice platform for ordering and delivering in minutes diverse products selected by our customers, including restaurants, and integration with our supermarkets and drugstores.

18

Cheftime: pioneering foodtech startup that offers cook-at-home meal kits and ready-to-eat meals, expanding the offering of ready-to-eat solutions at stores in order to offer and lead new concepts in food products and services.

‘Same-store’ growth: ‘Same-store’ growth, as mentioned in this document, is adjusted by the calendar effect in each period.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

19

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Mercado Extra“, “Minimercado Extra”,”Comprebem”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s investments in retail activities   in the segments of electronics and e-commerce were related to Via Varejo S.A.as discontinued operations and were sold in June 30, 2019 (note 13.2) and represented the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Pontofrio.com” and “Barateiro.com”.

The Company’s shares are listed on the São Paulo Stock Exchange (“B3”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Éxito S.A.(Éxito), through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1 Reorganization proposal Latin America

On June 26, 2019, a recommendation of the Company's final controlling shareholder, Casino, was presented at a meeting of the GPA Board of Directors. With the aimed at simplifying the structure of the Casino in Latin America, a significant improvement in governance and an increase in the base of potential investors.

The proposed reorganization, which has the support of the executive board of the GPA, involves: (i) a public offering to be launched by the GPA for the acquisition, in cash, of all the shares of Almacenes Éxito SA, capital stock located in Colombia ("Éxito"); (ii) the acquisition by the Casino of all GPA's share control shares currently held indirectly by Éxito at the price of R$113 reais per share; and (iii) the migration from the GPA to the Novo Mercado, B3's highest governance segment, with the conversion of all GPA preferred shares into common shares at the ratio of 1 to 1.

On July 23, 2019, a material fact was disclosed that GPA's Board of Directors, based on the favorable recommendation of the Independent Special Committee and within range the price originally recommended by GPA's executive board, approved that its operational subsidiary Sendas Distribuidora to approve the launch of an all-cash tender offer to acquire up to all of the shares of Éxito for the price of 18,000 Colombian pesos per share (equivalent to R$21.58 reais on September 30, 2019).

On August 9, 2019, Sendas approved its first issuance of simples debentures, non-convertible into shares, unsecured, in four series, maturing between one to four years, in the amount of R$8,000.The funds of the issuance will used in the settlement of the tender offer to acquire to all shares issued by Èxito.

The recommendation of the Special Committee and the approval of GPA's Board of Directors took in consideration the proposalof Casino's to acquire all GPA shares currently held indirectly by Éxito, Casino's subsidiary, for the price of R$113 reais per share as the material fact disclosed on August 19, 2019.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

1.  Corporate information - Continued

1.1.  Proposed reorganization Latin America

The Board of Directors authorized the commencement of preparatory work with the objective of the migration of GPA to Novo Mercado.

Continuing the transaction, on September 12, 2019, the Board of Directors and the general shareholders' meeting of Éxito approved the sale of its indirect equity interest in GPA to Casino in the terms disclosed on August 19, 2019. On this same date, the corresponding share purchase agreement was signed between Casino and Éxito. Additionally, a pre-agreement was signed between Casino and Sendas, pursuant to which Sendas will launch a tender offer to acquire up to all of the outstanding shares of Éxito for the price of 18,000 Colombian pesos per share (equivalent to R$21.58 reais on September 30, 2019) and Casino will sell in the tender offer its total indirect equity interest of 55.3% in Éxito to Sendas. On September 13, 2019 Sendas filed to the authorization request for the tender offer to aquire up to all of the share of Éxito the Colombian Financial Superintendence.

Since in this transaction the Company will be exposed to Colombian pesos (“COP”), the financial committee on July 24, 2019 approved the Hedge, via NDFs (Non Deliverable Forward), to mitigate this exposure (note 17.5).

For every tender offer process, the Colombian Stock Exchange (“CSE”) requires a minimum guarantee of 50% of the transaction value. This guarantee may be a USD deposit, which was made by Sendas on October 10, 2019, in the amount of US$1.3 billion (R$5.4 billion).

According to a material fact disclosed on October 19, 2019, Sendas published in Colombia the first notice of the tender offer. Éxito shareholders will have between October 28 and November 19, 2019 to accept the tender offer.

2.     Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais. The reporting currency of the Company is Real and for subsidiaries located abroad is the local currency of each jurisdiction.

The individual and consolidated interim financial information for the nine-month period ended September 30, 2019 were approved by the Board of Directors on October 29, 2019.

The Company concluded of the process of sale of the subsidiary Via Varejo S.A. (note 13.2), and recorded until  June 14, 2019), the individual and consolidated interim financial information of the statement of the operations and the statement of the added value for the periods ended September 30, 2019 and September 30, 2018 presented with the effects of the transaction.

The cash flow statements presented include the continuing and discontinued operations, up to the sale date, in line with technical pronouncement CPC 31/IFRS 5.

The balance sheet, the income statement and the comprehensive income, the statement of value added, the statement of changes in shareholders equity and the statement of cash flow were restated with the adoption of CPC 06 (R2)/IFRS 16 (note 5).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

3.        Basis of consolidation

The information based on the consolidation did not change significantly compared to that disclosed in the 2018 annual financial statements, in note 3.

4.        Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 4 of the financial statements for the year ended December 31, 2018 and therefore should be read in conjunction and except he adoption of CPC 06 (R2) leases/IFRS 16 pronouncement, presented in note nº 5.1.

Additionally, the Company began to apply cash flow hedge accounting for the quarter ended September 30, 2019 (note 17.5).

4.1. Cash flow hedge

Derivative instruments are recorded as cash flow hedge, using the following principles:

• The effective portion of the gain or loss on the hedging instrument is recognized directly in equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Company should “rebalance” the hedge ratio to meet the eligibility criteria.

• Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

• Amounts recorded in other comprehensive income are immediately transferred to the income statement together with the hedged transaction by affecting the income statement, for example, when the hedge financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

• The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

• If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect the profit or loss.

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019

5.1.    CPC 06(R2)/ IFRS 16 - Leases

CPC 06 (R2)/IFRS 16 sets forth the principles for the recognition, measurement, presentation and disclosure of leasing operations and requires tenants to account for all leases in a single model balance sheet similar to accounting for molds of CPC 06 (R1) / IAS 17.

The Company opted for the adoption of the full retrospective approach as a transition method on January 1, 2019, with effect from the beginning of the first practicable period and consequently, the comparative periods are being restated.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 – Continued

5.1.   CPC 06(R2)/ IFRS 16 – Leases - Continued

In the celebration of the agreement, the Company consider if the contract is a lease, or contains a lease component. The contract is, or contains, a lease if it transfers the rights to control the use of an asset for a determined period in exchange of a consideration.

The Group leases equipment and commercial spaces, including stores and distribution centers, through cancelable and non-cancelable lease agreements. The agreements length vary substantially from 5 to 25 years.

The Group as a lessee

Company evaluates its agreements in order to identify the lease relationships of a right of use, considering the exceptions described in the standard as short-term agreements lower than twelve months and individual assets with amount lower than US$5 thousands.

Lease agreements are then recorded, at its beginning, as a Lease liability (note 21) against a Right of use (note 14 and 15), both by the present value of the minimum lease payments, using the implied interest rate in the agreement, or the incremental borrowing rate of the lessee.

The amounts of Pis and Cofins were disregarded from the contractual flow of payments, for purposes of measuring the lease liability and the right of use, as the lessor acts as agent in the payment of these taxes.

The lease term utilized in the measurement relates to the term that the lessee is reasonably certain that will extend, or that will not extend, the lease relationship.

Subsequently, the payments made are allocated between financial interest and reduction of the liability, applying the interest rate in the balance of the liability. The financial interest is recognized as financial expenses.

The right of use asset of the lease agreements is amortized by the lease term used lease. The leasehold improvements capitalization made in our stores are amortized over their useful life, or the expected time for utilization of the asset limited in the cases where there is evidence that the lease will not be extended.

The contingent rentals are recognized as expenses as incurred.

Group as lessors

Lease agreements in which the Group does not transfer substantially all the risks and rewards of ownership of the asset are classified as operating lease. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating an operating lease are accounted for as part of the carrying amount of the leased asset and amortized over the agreement term on the same basis as rental income.

Contingent rentals are recognized as revenue in the periods in which they are earned. The amounts of rent / sublease revenues are disclosed in note 21.3.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 – Continued

5.2.   Presentation of the retrospective effects of the application of pronouncements - Continued

As result of the full retrospective approach of CPC 06 (R2) (IFRS 16) the comparative periods are being restated.  Below are the effects of  the effects of the application of CPC 06 (R2) / IFRS 16 considering the current understanding of the Company and exclusion of the taxes levied, however, discussions the application continue with market and regulatory agencies.

Balance Sheet

	Parent Company
	12.31.2018
	As originally presented	IFRS16 effects	Restated

Assets held for sale	2,014	40	2,054
Total current assets	9,554	40	9,594

Deferred income tax and social contribution taxes	172	74	246
Investments in subsidiaries and associates	4,536	(112)	4,424
Property and equipment	5,864	2,538	8,402
Intangible assets	1,674	132	1,806
Total non-current assets	15,228	2,632	17,860
Total Assets	24,782	2,672	27,454
Borrowings and financing	1,336	(30)	1,306
Lease liability	-	502	502
Other current liabilities	384	(120)	264
Total current liabilities	8,523	352	8,875

Borrowings and financing	3,403	(113)	3,290
Lease liability	-	3,217	3,217
Provision for losses on investments in associates	267	12	279
Total non-current liabilities	5,176	3,116	8,292

Total liabilities	13,699	3,468	17,167

Total Shareholders' Equity	11,083	(796)	10,287
Total liabilities and shareholders' equity	24,782	2,672	27,454

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 - Continued

5.2.   Presentation of the retrospective effects of the application of pronouncements – Continued

Balance Sheet

	Consolidated
	12.31.2018
	As originally presented	IFRS16 effects	Restated

Other current assets	175	(26)	149
Assets held for sale	24,443	3,862	28,305
Total current assets	36,304	3,836	40,140

Deferred income tax and social contribution taxes
Investments in subsidiaries and associates	207	128	335
Property and equipment	59	(42)	17
Intangible assets	9,650	3,473	13,123
Total non-current assets	2,675	130	2,805
Total Assets	16,545	3,689	20,234
	52,849	7,525	60,374

Borrowings and financing	2,016	(35)	1,981
Lease liability	-	575	575
Other current liabilities	454	(131)	323
Liabilities related to assets held for sale	19,412	3,777	23,189
Total current liabilities	32,785	4,186	36,971

Borrowings and financing	3,509	(117)	3,392
Lease liability	-	4,187	4,187
Provision for losses on investments in associates	267	12	279
Total non-current liabilities	6,125	4,082	10,207

Total liabilities	38,910	8,268	47,178

Total Shareholders' Equity	13,939	(743)	13,196
Total liabilities and shareholders' equity	52,849	7,525	60,374

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 - Continued

5.2.   Presentation of the retrospective effects of the application of pronouncements - Continued

Statement of Operations

	Parent Company
	09.30.2018
	As originally presented	IFRS16 effects	Restated

Cost of sales	(13,622)	33	(13,589)
Gross profit	5,387	33	5,420
Operating income (expenses)
Selling expenses	(3,830)	401	(3,429)
General and administrative expenses	(535)	3	(532)
Depreciation and amortization	(454)	(226)	(680)
Share of profit of associates	701	67	768
Other operation expenses, net	(164)	5	(159)
Profit from operations before net financial expenses	1,105	283	1,388
Net financial expenses	(372)	(308)	(680)
Income before income tax and social	733	(25)	708
Income tax and social contribution	64	23	87
Net income from continuing operations	797	(2)	795
Net income (loss) from discontinued operations	(19)	(46)	(65)
Net income for the period	778	(48)	730
Attributable:
Controlling shareholders – continuing operations	797	(2)	795
Controlling shareholders – discontinued operations	(19)	(46)	(65)
Total of controlling shareholders	778	(48)	730

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 - Continued

5.2.   Presentation of the retrospective effects of the application of pronouncements - Continued

Statement of Operations

	Consolidated
	09.30.2018
	As originally presented	IFRS16 effects	Restated

Cost of sales	(27,018)	30	(26,988)
Gross profit	8,359	30	8,389
Operating income (expenses)
Selling expenses	(5,324)	510	(4,814)
General and administrative expenses	(742)	6	(736)
Depreciation and amortization	(625)	(280)	(905)
Share of profit of associates	(52)	(11)	(63)
Other operation expenses, net	(193)	10	(183)
Profit from operations before net financial expenses	1,423	265	1,688
Net financial expenses	(414)	(390)	(804)
Income before income tax and social	1,009	(125)	884
Income tax and social contribution	(283)	30	(253)
Net income from continuing operations	726	(95)	631
Net income (loss) from discontinued operations	163	171	334
Net income for the period	889	76	965
Attributable:
Controlling shareholders – continuing operations	727	(96)	631
Controlling shareholders – discontinued operations	51	48	99
Total of Controlling shareholders	778	(48)	730

Non-controlling shareholders – discontinued operations	111	124	235
Total of non-controlling shareholders	111	124	235

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 - Continued

5.2.   Presentation of the retrospective effects of the application of pronouncements - Continued

Statement of Cash Flows

	Parent Company
	09.30.2018
	As originally presented	IFRS16 effects	Restated

Net income for the period	778	(48)	730
Deferred income tax (note 19)	(70)	27	(43)
Losses (gain) of disposals of property and equipment	(1)	18	17
Depreciation/ Amortization	484	271	755
Interest and inflation adjustments	315	313	628
Share of profit (loss) of subsidiaries and associates (note 13)	(701)	(67)	(768)
Losses (gain) on lease liability write off	-	(23)	(23)
Other liabilities	(23)	45	22
Payments of borrowings and financing (note 16.2)	(1,167)	55	(1,112)
Payments of lease liability	-	(584)	(584)

	Consolidated
	09.30.2018
	As originally presented	IFRS16 effects	Restated

Net income for the period	889	76	965
Deferred income tax (note 19)	123	127	250
Losses (gain) of disposals of property and equipment	106	28	134
Depreciation/ Amortization	662	336	998
Interest and inflation adjustments	608	662	1,270
Share of profit (loss) of subsidiaries and associates (note 13)	31	11	42
Losses (gain) on lease liability write off	-	(37)	(37)
Other liabilities	(108)	39	(69)
Payments of borrowings and financing (note 16.2)	(5,972)	59	(5,913)
Payments of lease liability	-	(1,308)	(1,308)

5.3   ICPC 22

The interpretation of ICPC 22 clarifies how to apply the recognition and measurement requirements of CPC 32 when there is uncertainty about tax treatments on profit. The interpretation was approved on December 21, 2018 and entered into force on January 1, 2019. Management concludes that there are no significant impacts as a result of the adoption of such interpretation.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

6.     Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the nine-month period ended September 30, 2019 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2018, except for the adoption of CPC 06 – R2 (IFRS 16) described in note 5.1.

7.        Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2018, in note 7.

		Parent Company		Consolidated
	Rate	09.30.2019	12.31.2018	09.30.2019	12.31.2018

Cash and banks - Brazil		89	345	138	406
Cash and banks - Abroad	(*)	87	80	87	80
Short-term investments - Brazil	(**)	3,174	2,510	12,431	3,883
		3,350	2,935	12,656	4,369

(*) Refers to amounts deposited in the United States of America in US Dollars.

(**) Short-term investments as September 30, 2019, substantially constitute CDB and repurchase agreements, bearing interest on to a weighted average rate of 96,72% (85.78% on December 31, 2018) of the Interbank deposit Certificate ("CDI") and redeemable in terms of less than 90 days as of investment date.

8.        Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2018, in note 8.

	Parent Company		Consolidated
	09.30.2019	12.31.2018	09.30.2019	12.31.2018

Credit card companies	35	19	80	38
Credit card companies - related parties (note 12.2)	13	37	22	58
Sales vouchers	69	68	159	128
Private label credit card	27	52	27	53
Receivables from related parties (note 12.2)	13	39	-	15
Receivables from suppliers	65	64	82	101
Allowance for doubtful accounts (note 8.1)	(1)	(1)	(5)	(5)
	221	278	365	388

Current	220	274	364	384
Noncurrent	1	4	1	4

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

8.        Trade receivables - Continued

8.1.   Allowance for doubtful accounts

	Parent Company		Consolidated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018

At the beginning of the period	(1)	(3)	(5)	(6)
Allowance booked for the period	(13)	-	(261)	(461)
Write-off of receivables	13	3	280	555
Deconsolidation Via Varejo	-	-	(19)	-
Assets held for sale and discontinued operations	-	-	-	(92)
At the end of the period	(1)	-	(5)	(4)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables – Consolidated
	Total	Not overdue	<30 days	30-60 days	61-90 days	>90 days

09.30.2019	370	348	11	6	-	5
12.31.2018	393	362	10	5	5	11

9.       Other receivables

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2018, in note 9.

	Parent Company		Consolidated
	09.30.2019	12.31.2018	09.30.2019	12.31.2018

Accounts receivable from insurers (*)	248	213	253	213
Receivable from the sale of subsidiaries	83	82	83	82
Lease receivable	36	40	39	44
Receivables – Via Varejo (**)	44	-	44	-
Receivable from sale of real estate properties	24	40	24	40
Other	47	58	61	67
Allowance for doubtful accounts	(12)	(14)	(14)	(16)
	470	419	490	430

Current	338	291	348	302
Noncurrent	132	128	132	128

(*) In October 2019, R$203 were received from the Insurer regarding the claim at the Osasco Distribution Center on December 27, 2017, after negotiation and agreement on the final amount of the indemnity, which occurred during the third quarter of 2019.

(**) With the sale of Via Varejo, the balance that was in related parties was reclassified to other accounts receivable.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

9.         Other receivables - Continued

9.1.   Allowance for doubtful accounts

	Parent Company		Consolidated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018

At the beginning of the period	(14)	(10)	(16)	(12)
Losses/reversal recorded in the period	-	(3)	-	(4)
Write-offs from other accounts receivable	2	-	6	13
Deconsolidation Via Varejo	-	-	(4)	-
Assets held for sale and discontinued operations	-	-	-	(12)
At the end of the period	(12)	(13)	(14)	(15)

10.     Inventories

The detailed information on inventories was presented in the annual financial statements for 2018, in note 10.

	Parent Company		Consolidated
	09.30.2019	12.31.2018	09.30.2019	12.31.2018

Stores	2,273	2,206	4,500	4,162
Distribution centers	1,188	1,431	1,591	1,807
Real estate inventories	-	-	1	5
Allowance for losses on inventory obsolescence and damages (note 10.1)	(26)	(31)	(46)	(65)
	3,435	3,606	6,046	5,909

10.1. Allowance for losses on inventory obsolescence and damages

	Parent Company		Consolidated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
At the beginning of the period	(31)	(36)	(65)	(73)
Additions	(2)	(5)	(48)	(67)
Write-offs	7	3	59	86
Deconsolidation Via Varejo	-	-	8	-
Assets held for sale and discontinued operations	-	-	-	(1)
At the end of the period	(26)	(38)	(46)	(55)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

11.     Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2018, in note 11.

	Parent Company		Consolidated
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
State VAT tax credits – ICMS	1,396	1,326	2,528	2,335
Provision for non-realization to ICMS (VAT) tax credits	-	-	-	(28)
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS	464	461	887	717
Social Security Contribution - INSS	287	295	317	328
Income tax and social contribution prepayments	59	38	66	52
Other	4	9	14	20
Total	2,210	2,129	3,812	3,424

Current	477	316	909	679
Noncurrent	1,733	1,813	2,903	2,745

11.1.State VAT (ICMS) is expected to be realized as follows (net of provision):

In	Parent Company	Consolidated
Up to one year	164	313
From 1 to 2 years	147	380
From 2 to 3 years	138	351
From 3 to 4 years	144	358
From 4 to 5 years	135	338
More than 5 years	668	788
	1,396	2,528

The Group understands that future realization of ICMS tax credits is probable based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations. The projections on the realization of ICMS balances are revised at least annually by the occasion of the annual strategic planning approved by the Company’s Board of Directors. For the quarter ended September 30, 2019, management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the recoverability of ICMS tax credits, as shown in the table above:

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

12.     Related parties

12.1. Management and Advisory Committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and advisory committees) for the nine-month period ended September 30, 2019 and 2018, were as follows:

In thousands of Brazilian reais

	Base salary		Variable compensation		Stock option plan		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Board of directors (*)	11,880	7,576	-	-	1,352	-	13,232	7,576
Executive officers	24,427	14,759	9,939	26,063	12,662	9,412	47,028	50,234
Fiscal Council	-	228	-	-	-	-	-	228
	36,307	22,563	9,939	26,063	14,014	9,412	60,260	58,038

(*) Includes the compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

12.     Related parties – Continued

12.2.  Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2018, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Controlling shareholders:
Casino	-	10	-	-	-	2	11	1	(46)	(46)
Euris	-	-	-	-	-	-	-	-	-	(2)
Exito	-	-	-	-	-	-	-	-	-	(1)
Helicco	-	-	-	-	-	-	3	3	(4)	(4)
Subsidiaries:
Novasoc Comercial	-	-	49	45	-	-	1	2	2	2
Sendas Distribuidora	10	23	76	94	9	11	-	-	45	65
SCB Distribuição e Comércio	3	-	20	96	-	-	-	-	-	-
Via Varejo	-	6	-	16	-	11	-	105	-	(32)
Cheftime	-	-	2	-	-	-	-	-	-	-
Leji Intermediações	-	-	18	-	-	-	-	-	-	-
GPA M&P	-	-	-	3	-	-	13	13	(1)	(1)
GPA Logística	-	-	67	59	3	4	58	50	1	-
Bellamar	-	-	1	1	-	-	-	-	-	-
Associates
FIC	13	37	28	26	17	21	-	-	64	80
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda(“Greenyellow”) (i)	-	-	-	-	-	-	132	142	(26)	(31)
Others	-	-	1	1	-	-	-	-	-	-
Total	26	76	262	341	29	49	218	316	35	30

(i) Amount refers to acquisition of products and services with purpose the Company’s energy efficience.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2. Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Controlling shareholders
Casino	-	15	-	-	-	2	11	1	(46)	(46)
Euris	-	-	-	-	-	-	-	-	-	(2)
Exito	-	-	-	-	-	-	-	-	-	(1)
Helicco	-	-	-	-	-	-	3	3	(4)	(4)
Associates
FIC	22	58	37	33	30	31	-	-	114	115
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda (Greenyellow)	-	-	-	-	-	-	132	141	(26)	(31)
Others	-	-	1	1	-	-	-	-	-	-
Total	22	73	38	34	30	33	146	145	38	31

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

13.     Investments in subsidiaries and associates

The detailed information on investments was presented in the annual financial statements for 2018, in note 13.

13.1.  Breakdown of investments

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	SCB	Others	Total (*)

Balances at 12.31.2018	4,210	1	-	207	75	(224)	4,269
Adjustment related to IFRS 16	(112)	-	-	-	-	(12)	(124)
Balances at 12.31.2018 - restated	4,098	1	-	207	75	(236)	4,145
Share of profit of subsidiaries and associates	776	10	16	71	(25)	(119)	729
Low investment in Via Varejo	(2)	-	(1,361)	-	-	(492)	(1,855)
Dividends and interest on own capital	(50)	-	-	(9)	-	-	(59)
Stock options	1	-	3	-	-	-	4
Capital increase	-	-	-	-	142	14	156
Capital increase with property and equipment	67	-	-	-	14	(5)	76
Others movements	-	-	-	-	-	20	20
Share of other comprehensive income	(34)	-	-	-	-	(9)	(43)
Assets held for sale and discontinued operations	-	-	1,342	-	-	492	1,834
Balances at 09.30.2019	4,856	11	-	269	206	(335)	5,007

		Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	SCB	Others	Total (*)
Balances at 12.31.2017	3,119	5	-	155	-	(129)	3,150
Adjustment related to IFRS 16	(89)	-	-	-	-	(6)	(95)
Balances at 12.31.2017 - restated	3,030	5	-	155	-	(135)	3,055
Share of profit of subsidiaries and associates	689	(3)	179	51	(19)	(129)	768
Stock options	6	-	4	-	-	1	11
Capital increase	-	-	-	-	22	-	22
Capital increase with property and equipment	98	-	-	-	83	-	181
Share of other comprehensive income	-	-	(18)	-	-	(45)	(63)
Others movements	-	-	(1)	-	-	-	(1)
Assets held for sale and discontinued operations	-	-	(164)	-	-	-	(164)
Balances at 09.30.2018 - restated	3,823	2	-	206	86	(308)	3,809

(*) Includes the effects of on the provision for losses on investments in associates in Luxco of R$373 on September, 30 2019 (R$361 on September 30, 2018).

	Consolidated
	09.30.2019	09.30.2018
		Restated
Balances in the beginning of the period	(64)	(39)
Adjustment related to IFRS 16	(11)	(6)
Balances in the beginning of the period – restated	(75)	(45)
Share of profit of associates – Continuing operations	(9)	(63)
Share of profit of associates – Discontinued operations	16	21
Share of other comprehensive income	(9)	(44)
Dividends and interest on own capital – continuing operations	(9)	-
Dividends and interest on own capital - discontinued operations	(3)	-
Assets held for sale and discontinued operations	(13)	(21)
Balances at the end of the period	(102)	(152)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

13.     Investments in subsidiaries and associates - Continued

13.2.    Sale of the investment in Via Varejo

The Company concluded the sale process started on November 23, 2016, through an auction held on June 14, 2019 held at B3 SA - Brasil, Bolsa, Balcão, for a price of R$4.90 reais per share, totaling R$2,300 , in line with its long-term strategy to focus on food sector development. The gain related to the sale of R$406, net of income tax of R$201 (note 19) and related costs, were presented in the statement of operations on discontinued activities (note 31).

       The company has ceased to exercise control over Via Varejo during the month of June 2019 and is in the process of implementing the formal steps foreseen for such events on the guarantees granted, equity interests in other companies, use of trademarks, etc. The Company will continue to provide assurance on legal proceedings prior to the acquisition of Globex in 2010, and are disclosed in note 20.

14.     Property and equipment

The detailed information on property and equipment was presented in the annual financial statements for 2018, in note 14.

		Parent company
	Balance at 12.31.2018	Additions	Remeasurement	Depreciation	Write-offs	Transfers	Balance at 09.30.2019
	Restated
Land	991	-	-	-	(9)	(15)	967
Buildings	1,179	4	-	(31)	-	(58)	1,094
Leasehold improvements	2,033	32	-	(149)	(35)	181	2,062
Machinery and equipment	861	119	-	(124)	-	86	942
Facilities	275	13	-	(29)	(1)	-	258
Furniture and fixtures	357	35	-	(44)	(7)	21	362
Construction in progress	115	445	-	-	-	(407)	153
Other	32	22	-	(10)	-	(12)	32
Total	5,843	670	-	(387)	(52)	(204)	5,870

Lease - right of use:
Buildings	2,558	56	163	(308)	(53)	-	2,416
Equipment	1	-	-	(1)	-	-	-
	2,559	56	163	(309)	(53)	-	2,416
Total	8,402	726	163	(696)	(105)	(204)	8,286

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

14.   Property and equipment – Continued

Parent company
Balance at 12.31.2017	Additions	Remeasurement	Depreciation	Write-offs	Transfers	Balance at 09.30.2018
Restated	Restated
Land	1,094	-	-	-	(13)	(84)	997
Buildings	1,333	3	-	(33)	(56)	(54)	1,193
Leasehold improvements	2,142	7	-	(148)	(15)	35	2,021
Machinery and equipment	904	11	-	(125)	(15)	65	840
Facilities	306	3	-	(28)	(3)	(4)	274
Furniture and fixtures	365	5	-	(44)	(14)	28	340
Construction in progress	79	299	-	-	-	(272)	106
Other	41	19	-	(11)	-	(15)	34
Total	6,264	347	-	(389)	(116)	(301)	5,805

Lease - right of use:
Buildings	2,536	51	93	(281)	(18)	-	2,381
Equipment	5	-	-	(1)	-	-	4
2,541	51	93	(282)	(18)	-	2,385
Total	8,805	398	93	(671)	(134)	(301)	8,190
Parent Company
Balance at 09.30.2019	Balance at 12.31.2018
Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Restated
Land	967	-	967	991	-	991
Buildings	1,798	(704)	1,094	1,898	(719)	1,179
Leasehold improvements	3,822	(1,760)	2,062	3,666	(1,633)	2,033
Machinery and equipment	2,408	(1,466)	942	2,247	(1,386)	861
Facilities	588	(330)	258	583	(308)	275
Furniture and fixtures	978	(616)	362	945	(588)	357
Construction in progress	153	-	153	115	-	115
Other	142	(110)	32	136	(104)	32
10,856	(4,986)	5,870	10,581	(4,738)	5,843

Lease - right of use:
Buildings	5,232	(2,816)	2,416	5,111	(2,553)	2,558
Equipment	37	(37)	-	37	(36)	1
5,269	(2,853)	2,416	5,148	(2,589)	2,559
Total	16,125	(7,839)	8,286	15,729	(7,327)	8,402

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

14.   Property and equipment – Continued

		Consolidated
	Balance at 12.31.2018	Additions	Remensura-tion	Depreciation	Write-offs	Transfers	Deconsolida-tion Via Varejo	Balance at 09.30.2019
	Restated
Land	1,366	73	-	-	(9)	4	-	1,434
Buildings	1,773	161	-	(45)	1	(2)	(1)	1,887
Leasehold improvements	3,843	391	-	(239)	(47)	256	(63)	4,141
Machinery and equipment	1,308	231	-	(186)	(6)	136	(34)	1,449
Facilities	501	55	-	(44)	(6)	27	(24)	509
Furniture and fixtures	595	72	-	(70)	(8)	60	(16)	633
Construction in progress	176	593	-	-	(1)	(620)	63	211
Other	59	24	-	(18)	(1)	4	(4)	64
Total	9,621	1,600	-	(602)	(77)	(135)	(79)	10,328

Lease - right of use:
Buildings	3,493	290	386	(384)	(73)	5	(113)	3,604
Equipment	9	-	-	(3)	-	-	-	6
	3,502	290	386	(387)	(73)	5	(113)	3,610
Total	13,123	1,890	386	(989)	(150)	(130)	(192)	13,938

		Consolidated
	Balance at 12.31.2017	Additi-ons	Remea-surement	Depre-ciation	Write-offs	Transfers	Assets held for sale and discontinued operations (*)	Balance at 09.30.2018
	Restated							Restated
Land	1,362	20	-	-	(13)	(25)	-	1,344
Buildings	1,770	90	-	(43)	(55)	(51)	-	1,711
Leasehold improvements	3,492	311	-	(217)	(75)	176	(20)	3,667
Machinery and equipment	1,262	94	-	(177)	(37)	162	(82)	1,222
Facilities	487	42	-	(40)	(14)	16	(6)	485
Furniture and fixtures	540	50	-	(62)	(18)	58	(21)	547
Construction in progress	126	535	-	-	(2)	(447)	(37)	175
Other	64	28	-	(19)	(31)	(8)	28	62
Total	9,103	1,170	-	(558)	(245)	(119)	(138)	9,213

Lease - right of use:
Buildings	3,330	187	310	(346)	(28)	-	(192)	3,261
Equipment	15	-	-	(3)	(1)	-	-	11
	3,345	187	310	(349)	(29)	-	(192)	3,272
Total	12,448	1,357	310	(907)	(274)	(119)	(330)	12,485

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

14.   Property and equipment – Continued

	Consolidated
	Balance at 09.30.2019			Balance at 12.31.2018
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
					Restated
Land	1,434	-	1,434	1,366	-	1,366
Buildings	2,697	(810)	1,887	2,585	(812)	1,773
Leasehold improvements	6,392	(2,251)	4,141	5,868	(2,025)	3,843
Machinery and equipment	3,244	(1,795)	1,449	2,957	(1,649)	1,308
Facilities	910	(401)	509	865	(364)	501
Furniture and fixtures	1,381	(748)	633	1,287	(692)	595
Construction in progress	211	-	211	176	-	176
Other	225	(161)	64	206	(147)	59
	16,494	(6,166)	10,328	15,310	(5,689)	9,621

Lease - right of use:
Buildings	6,955	(3,351)	3,604	6,487	(2,994)	3,493
Equipment	82	(76)	6	82	(73)	9
	7,037	(3,427)	3,610	6,569	(3,067)	3,502
Total	23,531	(9,593)	13,938	21,879	(8,756)	13,123

14.1.        Capitalized borrowing costs

The consolidated capitalized borrowing costs for the nine-month period ended September 30, 2019 were R$16 (R$12 for the nine-month period ended September 30, 2018). The rate used to determine the borrowing costs eligible for capitalization was 102.31% of the CDI (101.67% of the CDI for the period ended September 30, 2018), corresponding to the effective interest rate on the Company’s borrowings.

14.2.        Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
		Restated		Restated
Additions	726	398	1,890	1,357
Lease	(56)	(51)	(290)	(187)
Capitalized borrowing costs	(5)	(4)	(21)	(12)
Property and equipment financing - Additions	(478)	(309)	(1,241)	(684)
Property and equipment financing - Payments	496	373	1,343	739
Total	683	407	1,681	1,213

14.3.      Other information

On September 30, 2019, the Company and its subsidiaries recorded in the cost of sales the amount of R$90 in the parent company (R$75 on September 30, 2018) and R$106 in consolidated (R$97 on September 30, 2018) related to the depreciation machinery, buildings and facilities related to the distribution centers.

The Company monitored the plan for impairment test performed on December 31, 2018 and there were no significant discrepancies indicating loss or need to perform a new impairment test on September 30, 2019.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

15.      Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2018, in note 15.

	Parent Company
	Balance at 12.31.2018	Additions	Amortization	Transfers	Balance at 09.30.2019
	Restated

Goodwill - retail	542	-	-	(20)	522
Commercial rights - retail	47	-	-	-	47
Software and implementation	563	100	(68)	86	681
Total	1,152	100	(68)	66	1,250

Lease - right of use:
Right of use Paes Mendonça (**)	577	-	(26)	-	551
Software	77	-	(17)	-	60
	654	-	(43)	-	611
Total	1,806	100	(111)	66	1,861

		Consolidated
	Balance at 12.31.2018	Addi-tions	Amorti-zation	Write-offs	Transfer	Deconsolida-tion Via Varejo	Balance at 09.30.2019
	Restated
Goodwill - retail	1,148	-	-	-	(3)	-	1,145
Brands	39	-	(1)	-	6	-	44
Commercial rights	111	24	-	-	-	-	135
Software	620	194	(75)	(7)	88	(75)	745
Total	1,918	218	(76)	(7)	91	(75)	2,069

Lease - right of use:
Right of use Paes Mendonça (**)	807	-	(32)	-	-	-	775
Software	80	-	(18)	(1)	-	1	62
	887	-	(50)	(1)	-	1	837
Total	2,805	218	(126)	(8)	91	(74)	2,906

          (*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores for 30 years.

In the Parent Company, the balance of accumulated cost on September 30, 2019 is R$3,532 (R$3,367 on December 31, 2018) and of accumulated amortization R$1,671 (R$1,561 on December 31, 2018). In the Consolidated the balance of accumulated cost on September 30, 2019 is R$4,879 (R$4,653 on December 31, 2018) and of accumulated amortization R$1,973 (R$1,848 on December 31, 2018).

15.1.  Impairment testing of goodwill, brands and intangible assets with indefinite useful life

Goodwill and intangible assets were tested for impairment as of December 31, 2018 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended December 31, 2018.

The Company monitored the plan used to assess the impairment as of December 31, 2018 and has not observed any significant changes that would indicate the need to perform a new impairment test as of September 30, 2019.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

15.     Intangible assets - Continued

15.2.  Additions to intangible assets for cash flow presentation purposes:

	Parent Company		Consolidated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
		Restaded		Restaded
Additions	100	272	218	541
Financial leases	(1)	(169)	-	(169)
Intangible assets financing - Additions	-	-	(23)	(33)
Intangible assets financing - Payments	-	-	46	-
Total	99	103	241	339

16.     Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2018, in note 17.

16.1.      Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Debentures and promissory note
Debentures and Certificate of Agribusiness Receivables (note 16.4)	121.61% of CDI (i)	4,987	4,146	13,757	4,146
		4,987	4,146	13,757	4,146

Borrowings and financing
Local currency
BNDES	3.97% per year	4	6	29	37
Working capital	91.84% of CDI	4	238	4	238
Working capital	TR (ii) + 9.80% per year	17	17	103	112
Swap contracts (note 16.7)	101.40% of CDI	(2)	(2)	(11)	(11)
Borrowing costs		-	-	(2)	(3)
		23	259	123	373
Foreign currency (note 16.5)
Working capital	USD + 2.98% per year	208	189	836	843
Working capital	EURO + 0.85% per year	320	-	320	-
Swap contracts (note 16.7)	106.67% of CDI	(61)	(33)	(151)	(76)
NDF Contracts - Cash Flow Hedge (Note 16.11)		-	-	113	-
		467	156	1,118	767
Total		5,477	4,561	14,998	5,286

Current assets		61	-	262	43
Noncurrent assets		2	35	11	44
Current liabilities		2,686	1,306	5,617	1,981
Noncurrent liabilities		2,854	3,290	9,654	3,392

(i)    CDI – Certificate of interbank deposit

(ii)   TR – Referential rate

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

16.   Borrowings and financing – Continued

16.2.  Changes in borrowings

	Parent Company	Consolidated
At December 31, 2018	4,704	5,438
Adjustment IFRS 16	(143)	(152)
Restated beginning balance	4,561	5,286
Additions	1,098	11,957
Accrued interest	241	442
Derivative contracts	(21)	(51)
Mark-to-market	-	113
Monetary and exchange rate changes	33	79
Borrowing costs	7	10
Interest paid	(210)	(353)
Payments	(12)	(2,395)
Derivative paid	(3)	47
Deconsolidation Via Varejo	(217)	(137)
At September 30, 2019	5,477	14,998

	Parent Company	Consolidated
At December 31, 2017	4,087	4,560
Adjustment IFRS 16	(181)	(195)
Restated beginning balance	3,906	4,365
Additions	2,687	7,096
Accrued interest	215	462
Derivatives contracts	(88)	(201)
Mark-to-market	4	8
Monetary and exchange rate changes	105	233
Borrowing costs	8	9
Interest paid	(176)	(461)
Payments	(873)	(5,427)
Derivative paid	(63)	(25)
Liabilities related to assets held for sale and discontinued operations (note 31)	-	389
At September 30, 2018 - Restated	5,725	6,448

16.3. Maturity schedule of noncurrent borrowings and financing

Year	Parent Company	Consolidated

From 1 to 2 years	1,504	3,572
From 2 to 3 years	1,341	3,410
From 3 to 4 years	3	2,271
From 4 to 5 years	2	217
After 5 years	3	227
Subtotal	2,853	9,697

Borrowing costs	(1)	(54)
Total	2,852	9,643

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

16.   Borrowings and financing – Continued

16.4.    Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in reais)	09.30.2019	12.31.2018	09.30.2019	12.31.2018

13th Issue of Debentures – CBD and CRA	No preference	1,012	1,012,500	12/20/16	12/20/19	97.50% of CDI	1,016	1,029	1,014	1,029	1,014
14th Issue of Debentures – CBD and CRA	No preference	1,080	1,080,000	04/17/17	04/13/20	96.00% of CDI	1,028	1,110	1,094	1,110	1,094
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	104.75% of CDI	1,013	811	824	811	824
16th Issue of Debentures – CBD – 1st serie	No preference	700	700,000	09/11/18	09/10/21	106.00% of CDI	1,003	702	714	702	714
16th Issue of Debentures – CBD – 2nd serie	No preference	500	500,000	09/11/18	09/12/22	107.40% of CDI	1,003	502	510	502	510
4th Issue of Promissory note – CBD	No preference	800	800	01/10/19	01/09/22	105.75% of CDI	1,047,504	838	-	838	-
1st Issue of Promissory note – SENDAS 1st serie	No preference	50	50,000	07/04/19	07/03/20	CDI+0.72% per year	1,016	-	-	51	-
1st Issue of Promissory note – SENDAS 2nd serie	No preference	50	50,000	07/04/19	07/05/21	CDI+0.72% per year	1,016	-	-	51	-
1st Issue of Promissory note – SENDAS 3rd serie	No preference	50	50,000	07/04/19	07/04/22	CDI+0.72% per year	1,016	-	-	51	-
1st Issue of Promissory note – SENDAS 4th serie	No preference	250	250,000	07/04/19	07/04/23	CDI+0.72% per year	1,016	-	-	254	-
1st Issue of Promissory note – SENDAS 5th serie	No preference	200	200,000	07/04/19	07/04/24	CDI+0.72% per year	1,016	-	-	203	-
1st Issue of Promissory note – SENDAS 6th serie	No preference	200	200,000	07/04/19	07/04/25	CDI+0.72% per year	1,016	-	-	203	-
1st Issue of Debentures – SENDAS 1st serie	No preference	2,000	2,000,000	09/04/19	08/20/20	CDI+1.60% per year	1,005	-	-	2,010	-
1st Issue of Debentures – SENDAS 2nd serie	No preference	2,000	2,000,000	09/04/19	08/20/21	CDI+1.74% per year	1,005	-	-	2,010	-
1st Issue of Debentures – SENDAS 3rd serie	No preference	2,000	2,000,000	09/04/19	08/20/22	CDI+1.95% per year	1,006	-	-	2,011	-
1st Issue of Debentures – SENDAS 4th serie	No preference	2,000	2,000,000	09/04/19	08/20/23	CDI+2.20% per year	1,006	-	-	2,011	-
Borrowing cost								(5)	(10)	(90)	(10)
								4,987	4,146	13,757	4,146

Current liabilities								2,150	1,068	4,209	1,068
Noncurrent liabilities								2,837	3,078	9,548	3,078

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

16.     Borrowings and financing – Continued

16.5. Borrowings in foreign currencies

On September 30, 2019 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments, being the last due date in September, 2020.

16.6. Guarantees

The Company has signed promissory notes for some loan contracts.

16.7. Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars, euros and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have the same debt due date and protect the interest and principal and are signed, with the same economic group. The weighted average annual rate of CDI in September 2019 was 6.27% (6.65% in September 30, 2018).

16.8. Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At September 30, 2019, GPA was in compliance with these covenants.

16.9. Total Return Swap ("TRS")

The Company sold 50,000,000 shares representing a 3.8% stake in Via Varejo through an auction at B3 on December 27, 2018 for the amount of R$ 218. On December 21, 2018 a contract was signed with a bank foreseeing the sale described and defining a Total Return Swap ("TRS") on the same number of shares. The contract was fully settled during the month of February.

On February 20, 2019, the Board of Directors approved a new TRS agreement authorizing the sale of 40,000,000 (forty million) of shares of Via Varejo held by the Company, corresponding to 3.09%, for the amount of R$200. This auction was made at B3 on February 25, 2019. Although the ownership of the shares was transferred to the Bank, the Group bears the risk on changes to the market value of the shares in future sales made by the bank, which, based on IFRS 9, determines that the shares should not be derecognized.  In April 2019 the balance was settled.

16.10.           Issuance of promissory notes and debentures

In the third quarter of 2019, occurred the first issue of commercial promissory notes of Sendas in 6 series, with a nominal value of R$50 to R$250 and a total of R$800. In the period, there was also the first issue of Sendas of simple, non-convertible debentures, in four series with a nominal value of R$2,000 reais each, with maturities between 1 and 4 years, totaling R$8,000. These funds will be used to finance the acquisition of Éxito shares in connection with the proposed reorganization of operations in Latin America, as disclosed in note 1.1.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

16.     Borrowings and financing – Continued

16.11. Cash flow hedge

The Company uses non-deliverable forward (NDF) contracts to hedge against the exchange rate variation of COP / BRL due to the reorganization process in Latin America described in note 1.1. The NDF contracts are designated for cash flow hedges (note 17.5).

17.     Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2018, in note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
		Restated		Restated
Financial assets:
Amortized cost
Related parties - assets	262	341	38	34
Trade receivables and other receivables	624	627	684	695
Fair value through profit or loss
Cash and cash equivalents	3,350	2,935	12,656	4,369
Financial instruments – Fair value hedge	63	35	162	87
Fair value through other comprehensive income
Trade receivables with credit card companies and sales vouchers	67	70	171	123
Financial Instruments - Cash Flow Hedge	-	-	111	-
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	218	(316)	(146)	(145)
Trade payables	(3,537)	(5,604)	(6,831)	(9,246)
Financing for purchase of assets	(58)	(68)	(82)	(149)
Debentures and Promissory note	(4,987)	(4,146)	(13,757)	(4,146)
Borrowings and financing	(9)	(244)	(32)	(271)
Lease liability	(3,560)	(3,719)	(4,893)	(4,762)
Fair value through profit or loss
Loans and financing (Hedge accounting)	(544)	(206)	(1,258)	(956)
Fair value through others comprehensive income
Financial instruments – Cash Flow Hedge	-	-	(224)	-

The fair value of other financial liabilities detailed in table above approximates the carrying amount based on the existing terms and conditions. The borrowings and financing measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

17.1.      Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)       Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.     Financial instruments - Continued

17.1.      Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

There were no changes as to objectives, policies or processes during the quarter ended on September 30, 2019. The capital structure is presented as follows:

	Parent Company		Consolidated
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
		Restated		Restated
Cash and cash equivalents	3,350	2,935	12,656	4,369
Financial instruments – Fair value hedge	63	35	162	87
Financial Instruments – Cash Flow Hedge	-	-	(113)	-
Borrowings and financing	(5,540)	(4,596)	(15,047)	(5,373)
Other liabilities with related parties (*)	(130)	(138)	(130)	(138)
Net debt	(2,257)	(1,764)	(2,472)	(1,055)

Shareholders’ equity	(10,860)	(10,287)	(10,860)	(13,196)

Net debt to equity ratio	21%	17%	23%	8%

(*) Represents the trade payable to Greenyellow related purchase of equipment.

(ii)     Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows, control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of September 30, 2019.

    a) Parent Company

	Less than 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	541	15	6	562
Debentures and promissory note	2,283	3,078	-	5,361
Derivative financial instruments	(66)	(1)	(1)	(68)
Lease liability	962	2,998	1,222	5,182
Trade payables	3,537	-	-	3,537
Total	7,257	6,090	1,227	14,574

b) Consolidated

	Less than 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,198	101	41	1,340
Debentures and promissory note	4,812	10,746	315	15,873
Derivative financial instruments	(271)	(13)	(4)	(288)
Lease liability	1,199	3,815	2,757	7,771
Trade payables	6,831	-	-	6,831
Total	13,769	14,649	3,109	31,527

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.     Financial instruments – Continued

17.1.      Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iii)  Derivative financial instruments – Fair value hedge

		Consolidated
		Notional value		Fair value
		09.30.2019	12.31.2018	09.30.2019	12.31.2018
Swap with hedge
Hedge object (debt)		1,114	883	1,258	955

Long position (buy)
Prefixed rate	TR+9.80% per year	127	127	102	112
US$ + fixed	USD+2.98% per year	687	756	836	843
EUR + fixed	EUR+0.85%per year	300	-	320	-
		1,114	883	1,258	955
Short position (sell)
	106.20% of CDI	(1,114)	(883)	(1,096)	(868)

Hedge position - asset		-	-	162	87
Hedge position - liability		-	-	-	-
Net hedge position		-	-	162	87

Realized and unrealized gains and losses on these contracts during the nine-month ended on September 30, 2019 are recorded as financial income (expenses) net, and the balance receivable at fair value is R$162 (balance receivable of R$87 as of December 31, 2018), recorded in line item “Financial Instruments” in the assets and “Borrowings and financing” in the liabilities.

The effects of the fair value hedge recorded in the Statement of Operations for the nine-month period ended September 30, 2019 were a gain of R$65 (loss of R$25 as of September 30, 2018).

17.2.      Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$4.60 reais on the due date, and the weighted interest rate weighted was 5.08% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant according to the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.   Financial instruments – Continued

17.2.        Sensitivity analysis of financial instruments – Continued

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

			Market projection
Operations	Risk (CDI variation)	Balance at 09.30.2019	Scenario I	Scenario II	Scenario III

Fair value hedge of fixed rate	101.40% of CDI	(91)	(209)	(211)	(214)
Fair value hedge of exchange rate	106.67% of CDI	(1,005)	(1,090)	(1,095)	(1,099)
Debentures and Promissory note	126.16% of CDI	(11,708)	(12,315)	(12,467)	(12,619)
Debentures (1st issue CRA)	97.50% of CDI	(1,029)	(1,085)	(1,099)	(1,113)
Debentures (2nd issue CRA)	96.00% of CDI	(1,110)	(1,168)	(1,182)	(1,197)
Bank loans	94.08% of CDI	(4)	(4)	(4)	(4)
Total borrowings and financing exposure		(14,947)	(15,871)	(16,058)	(16,246)

Cash and cash equivalents (*)	96.72% of CDI	12,431	13,048	13,202	13,357
Net exposure		(2,516)	(2,823)	(2,856)	(2,889)
Net effect - loss			(307)	(340)	(373)

(*) Weighted average

17.3.        Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS 13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.   Financial instruments – Continued

17.3.        Fair value measurements - Continued

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount	Fair value
	09.30.2019	09.30.2019	Level
Financial assets and liabilities
Trade receivables with credit card companies and sales vouchers (FVOCI)	171	171	2
Cross-currency interest rate swaps	151	151	2
Interest rate swaps	11	11	2
Cash flow hedge for future share purchase	(113)	(113)	2
Borrowings and financing (FVPL)	(1,258)	(1,259)	2
Borrowings and financing (amortized cost)	(13,789)	(13,030)	2
Total	(14,827)	(14,069)

There were no changes between the fair value measurements levels in the nine-month period ended on September 30, 2019.

Cross-currency and interest rate derivatives and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.   Financial instruments – Continued

17.4.        Consolidated position of derivative transactions - Fair value hedge

The consolidated position of outstanding derivative financial instruments are presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contractual date	Maturity	09.30.2019	12.31.2018	09.30.2019	12.31.2018

Exchange swaps registered with CETIP
(US$ x CDI or EUR x CDI )

	Scotiabank	US$ 50	09/29/2017	09/29/2020	52	37	52	33
	Banco Tokyo	US$ 100	12/12/2017	12/12/2019	81	52	80	42
	Bradesco	US$ 70	06/18/2018	06/13/2019	-	3	-	1
	Scotiabank	US$ 50	01/03/2019	12/27/2019	10	-	10	-
	Itaú BBA	EUR $ 26	03/22/2019	12/02/2019	3	-	3	-
	Itaú BBA	EUR $ 44	03/22/2019	12/02/2019	6	-	6	-

Interest rate swap registered with CETIP
(pre-fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	1	1	2	2
	Itaú BBA	R$ 54	1/14/2015	01/5/2027	2	3	4	5
	Itaú BBA	R$ 52	5/26/2015	05/5/2027	2	2	5	4

					157	98	162	87

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.   Financial instruments – Continued

17.5.  Derivative Financial Instruments - Cash Flow Hedge

According to a material fact disclosed on July 23, 2019, the Company will launch of an all-cash tender offer to acquire up to all of the share of Éxito, a publicly-held company located in Colombia, for the price of 18,000 Colombian pesos per share.

Since in this transaction the Company will be exposed to Colombian pesos (“COP”), the Company contracted derivative financial instruments, via NDFs (“Non Deliverable Forward”), to mitigate this exposure. The instruments contracted were designated for cash flow hedge. The exchange variation on the future purchase of the Éxito will be offset by a gain or loss in the settlement of the contracted financial instrument.

The hedge object is the exchange variation risk in the future highly probable, in the purchase of Éxito's actions.

The Company constantly monitors its net foreign currency exposure and, where appropriate, entered into hedging transactions to hedge non-operating cash flow project by for a period appropriate to the identified risk to minimize exposure.

The Company designated for cash flow hedge accounting future purchases of COP (NDF) in the notional amount of de COP 5,899 billion, with first rate financial institutions, which fair value totaled negative R$113 on September 30, 2019.

The essential terms of the NDF contracts have been negotiated as the terms of the forecast transaction, object of the hedge. Considering that all transactions were considered effective, changes in the fair value of cash flow hedges were recorded in “Other comprehensive income” against to “Financial instruments” liability or asset.

Factors that may influence hedge effectiveness include: i) time difference between hedging instrument and hedged object and ii) acceptance of the terms of the Tender Offer by the shareholders of the Éxito.

18.     Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2018, in note 19.

18.1.    Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	09.30.2019	12.31.2018	09.30.2019	12.31.2018

Taxes payable in installments - Law 11,941/09	374	432	374	432
Taxes payable in installments – PERT	163	169	163	169
ICMS	47	62	83	88
PIS and COFINS	3	4	5	8
Provision for income tax and social contribution	-	26	102	115
Withholding income tax	1	1	1	2
INSS	3	1	6	4
Other	4	12	22	23
	595	707	756	841

Current	196	236	357	370
Noncurrent	399	471	399	471

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

18.   Taxes and contributions payable and taxes payable in installments - Continued

18.2.    Maturity schedule of taxes payable in installments in noncurrent liabilities:

Parent Company and Consolidated
From 1 to 2 years	103
From 2 to 3 years	103
From 3 to 4 years	103
From 4 to 5 years	24
After 5 years	66
399

19.     Income tax and social contribution

19.1. Income tax and social contribution expense reconciliation

The detailed information on income tax and social contribution was presented in the annual financial statements for 2018, in note 20.

	Parent Company		Consolidated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
		Restated		Restated
Income before income tax and social contribution (continued operations)	234	708	604	884
Expense of income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(58)	(177)	(259)	(318)
Tax penalties	(11)	(14)	(13)	(16)
Share of profit of associates	182	192	5	(8)
Interest on own capital (*)	57	70	57	70
Exceptional Credits	-	12	-	12
Tax benefits	4	-	17	-
Other permanent differences	(5)	4	(12)	7
Effective income tax and social contribution	169	87	(205)	(253)

Income tax and social contribution for the period:
Current	207	(6)	(112)	(224)
Deferred	(38)	93	(93)	(29)
Income tax and social contribution from continuing operations	169	87	(205)	(253)
Effective rate	-72.22%	-12.29%	33.94%	28.62%

Income tax expense on the sale of Via Varejo totaled R$201 (note 13.2) in the parent company, presented in the result of discontinued operations.

CBD does not pay social contribution based on a final favorable court decision in the past, therefore its nominal rate is 25%.

(*) Effect of income tax on interest on own capital paid.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

19.     Income tax and social contribution - Continued

19.2.  Breakdown of deferred income tax and social contribution

	Parent Company
	09.30.2019			12.31.2018
	Asset	Liability	Net	Asset	Liability	Net
				Restated
Tax losses and negative basis of social contribution	158	-	158	167	-	167
Provision for risks	231	-	231	230	-	230
Goodwill tax amortization	-	(123)	(123)	-	(56)	(56)
Mark-to-market adjustment	-	(2)	(2)	2	-	2
Technological innovation – future realization	-	(8)	(8)	-	(10)	(10)
Depreciation of fixed assets as per tax rates	-	(141)	(141)	-	(125)	(125)
Unrealized gains with tax credits	-	(105)	(105)	-	(88)	(88)
Timing difference on adoption of IFRS 16	220	-	220	197	-	197
Other	47	(13)	34	60	(131)	71
Deferred income tax and social contribution assets (liabilities)	656	(392)	264	656	(410)	246

Compensation	(392)	392	-	(410)	410	-
Deferred income tax and social contribution assets (liabilities), net	264	-	264	246	-	246

	Consolidated
	09.30.2019			12.31.2018
	Asset	Liability	Net	Asset	Liability	Net
				Restated
Tax losses and negative basis of social contribution	206	-	206	198	-	198
Provision for risks	315	-	315	292	-	292
Goodwill tax amortization	-	(421)	(421)	-	(601)	(601)
Mark-to-market adjustment	-	(11)	(11)	-	(1)	(1)
Technological innovation – future realization	-	(8)	(8)	-	(10)	(10)
Depreciation of fixed assets as per tax rates	-	(140)	(140)	-	(128)	(128)
Unrealized gains with tax credits	-	(324)	(324)	-	(222)	(222)
Timing difference on adoption of IFRS 16	287	-	287	249	-	249
Cash flow hedge	18	-	18	-	-	-
Other	93	(23)	70	113	(136)	(23)
Deferred income tax and social contribution assets (liabilities)	919	(927)	8	852	(1,098)	(246)

Compensation	(612)	612	-	(517)	517	-
Deferred income tax and social contribution assets (liabilities), net	307	(315)	8	335	(581)	(246)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

19.   Income tax and social contribution – Continued

19.2.    Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
Year
Up to one year	33	130
From 1 to 2 years	174	230
From 2 to 3 years	188	243
From 3 to 4 years	195	250
From 4 to 5 years	66	66
	656	919

19.3.  Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
		Restated		Restated
At the beginning of the period	172	112	(374)	(269)
Adjustment related to IFRS 16	74	120	128	162
Restated opening balance	246	232	(246)	(107)
Expense for the period – continuing operations	(38)	93	(93)	(29)
Expense for the period – discontinued operations	-	-	(122)	(176)
Income tax related to good will - discontinued operations	55	(47)	313	(47)
Income tax related to OCI - continuing operations	1	(2)	1	(1)
Income tax related to OCI - discontinued operations	-	-	-	1
Special Tax Regularization Program - PERT	-	-	-	(2)
Assets held for sale and discontinued operations (see note 31)	-	-	122	175
Other	-	-	-	1
At the end of the period	264	276	(8)	(185)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.   Provision for contingencies

The provision for contingencies is estimated by the Company’s management, supported by its legal counsel and the provision was recognized in an amount considered sufficient to cover probable losses.

20.1.    Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2018	84	595	231	62	15	987

Additions	29	89	91	31	16	256
Payments	(1)	(4)	(42)	(13)	(9)	(69)
Reversals	(108)	(17)	(74)	(14)	(14)	(227)
Monetary adjustment	(1)	17	21	9	2	48

Balance at September 30, 2019	3	680	227	75	10	995

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2017	73	363	274	81	21	812

Additions	48	107	69	40	21	285
Payments	-	(2)	(48)	(13)	(15)	(78)
Reversals	-	(18)	(67)	(53)	(17)	(155)
Monetary adjustment	3	7	27	10	3	50

Balance at September 30, 2018	124	457	255	65	13	914

20.2.    Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2018	86	742	291	89	27	1,235

Additions	29	109	406	121	19	684
Payments	(1)	(4)	(313)	(68)	(10)	(396)
Reversals	(218)	(26)	(176)	(60)	(17)	(497)
Monetary adjustment	(5)	21	57	16	3	92
Deconsolidation Via Varejo	113	(2)	28	5	1	145

Balance at September 30, 2019	4	840	293	103	23	1,263

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2017	74	563	331	105	34	1,107

Additions	83	121	707	254	34	1,199
Payments	-	(2)	(595)	(141)	(18)	(756)
Reversals	-	(73)	(507)	(191)	(24)	(795)
Monetary adjustment	6	2	89	26	4	127
Liabilities related to assets held for sale and discontinued operations	(38)	(3)	290	39	(4)	284

Balance at September 30, 2018	125	608	315	92	26	1,166

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.   Provision for contingencies - Continued

20.3.  Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision based on tax to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

20.3.1.   PIS and COFINS

Correspond to matters related to non-approval of compensation, including amounts of lesser expression, which at September 30, 2019 total R$4 (R$86 as of December 31, 2018).

20.3.2.   Tax

After entering in the Special program for installment, remained other tax claims, which according to the analysis of external legal counsel, were accrued by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) undue credit; (iv) non-payment of social security contributions on benefits granted to its employees, as a result of an unfavorable decision before the Court; (v) other minor issues. The amount accrued for these matters as of September 30, 2019 is R$392 (R$340 as of December 31, 2018).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basic food basket” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$85 as of September 30, 2019 (R$92 as of December 31, 2018) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim. On May 9, 2019, the STF upheld the previous understanding and did not comply with the request for modulation of the effects of the decision. However, such a decision did not have a major impact on the Company's financial information, since the amount was already provisioned in its entirety.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Company accrued R$262 (R$221 in December 31, 2018) representing the best estimation of probable loss evaluated by management based on documentation evidence aspect of the claims.

20.3.3.   Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions related to the Government Severance Indemnity Fund for Employees (“FGTS”) costs. The accrued amount as of September 30, 2019 is R$101 (R$88 of December 31, 2018).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.   Provision for contingencies – Continued

20.4. Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At September 30, 2019, the Company recorded a provision of R$293 (R$291 as of December 31, 2018). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

20.5. Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•     The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid and the amounts claimed by the adverse party in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of September 30, 2019, the amount accrued for these lawsuits is R$65 (R$49 as of December 31, 2018), for which there are no escrow deposits.

•     The Company and its subsidiaries are parties to legal claims related to penalties applied by regulatory agencies, from the Federal, State and Municipal Administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss .On September 30, 2019 the amount of this provision is R$23 (R$27 on December 31, 2018).

•     As of September 30, 2019, the amount accrued related to other civil matters is R$38 (R$40 as of December 31, 2018).

Total civil lawsuits and others as of September 30, 2019 amount to R$126 (R$116 as of December 31, 2018).

20.6   Possible contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance is of R$10,819 as of September 30, 2019 (R$10,671 as of December 31, 2018), and are mainly related to:

•     INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$451 as of September 30, 2019 (R$420 as of December 31, 2018). The lawsuits are under administrative and court discussions.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.   Provision for contingencies – Continued

20.6. Possible contingent liabilities  - Continued

•     IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$1,046 as of September 30, 2019 (R$1,021 as of December 31, 2018).

•     COFINS, PIS and IPI – the Company has been challenged about offsets of IPI credits acquired from third parties with a final and an-appeal over the decision, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits, among others less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,009 as September 30, 2019 (R$1,985 as of December 31, 2018).

•        ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$6,784, as of September 30, 2019 (R$6,582 as of December 31, 2018), which await a final decision at the administrative and court levels.

•     Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$131 as September 30, 2019 (R$150 as of December 31, 2018), which await decision at the administrative and court levels.

•     Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$398 as September 30, 2019 (R$513 as of December 31, 2018).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indenization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,399 on September 30, 2019 (R$1,317 on December 31, 2018).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of September 30, 2019, the amount involved in tax proceedings is R$486 (R$399 as of December 31, 2018).

The Company engages external legal counsel to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of September 30, 2019 the estimated amount, in case of success in all lawsuits, is approximately R$199 (R$186 as of December 31, 2018).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.     Provision for contingencies – Continued

20.7.     Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Tax	180	168	251	237
Labor	445	417	493	463
Civil and other	32	24	41	34
Regulatory	15	15	42	42
Total	672	624	827	776

20.8.   Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total
	09.30.2019	12.31.2018	09.30.2019	12.31.2018	09.30.2019	12.31.2018

Tax	842	838	9,009	9,033	9,851	9,871
Labor	1	3	440	190	441	193
Civil and other	9	9	239	252	248	261
Regulatory	3	3	195	181	198	184
Total	855	853	9,883	9,656	10,738	10,509

The cost of letter of guarantees is approximately 0.62% per year of the amount of the lawsuits and is recorded as expense.

20.9.  Deduction of ICMS from the calculation basis for PIS and COFINS

Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Group has challenged the right to deduct ICMS taxes from the calculation basis for PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS should be excluded from the calculation basis of PIS and COFINS.

Since the decision of the Supreme Court on March 15, 2017, the proceedings have been brought forward by our legal advisors without any change in management's judgment, but without the final decision on the appeal filed by the prosecution. The Company and its advisors estimate that the decision on this appeal will not limit the right of the lawsuit filed by the Company, however, the elements of the lawsuit are still pending decision and do not allow the recognition of assets related to the credits to be raised since filing of the lawsuit in 2003. In 2019, the Company recorded the amount of R$368, of which R$176 in the financial result. The Company also estimates the potential amount of Retail credits in the amount of R$1,184.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for contingencies – Continued

20.10.     Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península").

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion, and rules the calculation of the rental fees.

The Proceeding refers to certain terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The amounts on which the Company is exposed can not be determined with reasonable certainty based on the current stage of the arbitral process. Management assessed the arbitration as possible loss, based on the opinion provided by the external legal counsel.

21.   Lease liability

21.1.  Leasing obligations

Lease liability amounted to R$4,893 as of September 30, 2019 (R$4,762 as of December 31, 2018), as shown in the table below:

	Parent Company		Consolidated
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
		Restated		Restated
Lease liability –minimum rental payments:
Up to 1 year	575	502	675	575
1 - 5 years	2,072	2,049	2,438	2,334
Over 5 years	913	1,168	1,780	1,853
Present value of lease agreements	3,560	3,719	4,893	4,762
Future financing charges	1,622	1,947	2,878	2,976
Future value of lease agreements	5,182	5,666	7,771	7,738

The interest expense on lease liability is presented in note 27. The incremental interest rate of the Company and its subsidiaries at the date of signing of the agreements was 12.83% in the nine-month ended September 30, 2019 (13.29% as of September 30, 2018).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

21.   Leasing transactions - Continued

21.2.  Movement of leasing liability

	Parent Company	Consolidated
At December 31, 2018	3,719	4,762
Additions	56	290
Remeasurement	163	386
Accrued interest	327	589
Payments	(632)	(1,173)
Anticipated lease contract closure	(73)	(97)
Deconsolidation Via Varejo	-	136
At September 30, 2019	3,560	4,893

Current	575	675
Noncurrent	2,985	4,218

	Parent Company	Consolidated
At December 31, 2017	3,488	4,372
Additions	220	356
Remeasurement	93	310
Accrued interest	324	679
Payments	(587)	(1,311)
Anticipated lease contract closure	(23)	(37)
Liabilities related to assets held for sale and discontinued operations	-	137
At September 30, 2018	3,515	4,506

Current	487	554
Noncurrent	3,028	3,952

21.3.   Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
Expenses (income) for the period:		Restated		Restated
Variable (0.1% to 4.5% of sales)	7	8	24	23
Sublease rentals (*)	(149)	(128)	(163)	(134)

(*) Refers to lease agreements receivable from commercial shopping malls.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

22.    Deferred revenue

The Company receives amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas receives amounts for the rental of back lights.

The detailed information on deferred revenue was presented in the annual financial statements for 2018, in note 23.

	Parent Company		Consolidated
	09.30.2019	12.31.2018	09.30.2019	12.31.2018

Deferred revenue in relation to sale of real estate property	31	16	31	16
Back lights	-	-	34	134
Additional or extended warranties	16	19	16	19
Services rendering agreement - Allpark	10	11	10	11
Revenue from credit card companies	32	44	39	44
Others	5	9	25	39
	94	99	155	263
Current
Noncurrent	68	89	127	250
	26	10	28	13

23.   Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for 2018, in note 24.

23.1. Capital stock

The subscribed and paid-up capital as of September 30, 2019 is represented by 267,766 (266,845 as of December 31, 2018) thousands of registered shares with no par value, of which 99,680 thousands of common shares (99,680 as of December 31, 2018) and 168,086 thousands of preferred shares (167,165 as of December 31, 2018).

The Company is authorized to increase its capital stock up to the limit of 400,000 thousands of shares, regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the terms and conditions.

At the Board of Directors’ Meetings held on February 20, 2019, May 7, 2019, June 24, 2019 and July 24, 2019, were approved a capital increase of R$25 (R$3 on December 31, 2018) through the issuance of 921 thousands preferred shares (265 thousands of preferred shares on December 31,2018). On September 30, 2019, the capital stock is R$ 6,850 (R$ 6,825 on December 31, 2018).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

23.  Shareholders’ equity – Continued

23.2.        Stock option plan for preferred shares

The fair value of each option granted is estimated at the grant date using the Black & Scholes option pricing model, considering the following assumptions for the B6 and C6 series: (a) dividend expectation of 0.67%, (b) volatility expectation of approximately 32.74% and (c) risk-free weighted average interest rate of 7.32%.

					09.30.2019
					Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Expiration date	Exercise price at the grant date	Granted	Exercised	Cancelled	Total in effect
Series B3	05/30/2016	05/30/2019	11/30/2019	0.01	823	(622)	(77)	124
Series C3	05/30/2016	05/30/2019	11/30/2019	37.21	823	(501)	(110)	212
Series B4	05/31/2017	05/31/2020	11/30/2020	0.01	537	(189)	(53)	295
Series C4	05/31/2017	05/31/2020	11/30/2020	56.78	537	(187)	(54)	296
Series B3 -Tranche2	04/27/2018	05/30/2019	11/30/2019	0.01	95	(95)	-	-
Series C3 -Tranche2	04/27/2018	05/30/2019	11/30/2019	56.83	95	(95)	-	-
Series B5	05/31/2018	05/31/2021	11/30/2021	0.01	594	(102)	(33)	459
Series C5	05/31/2018	05/31/2021	11/30/2021	62.61	594	(101)	(34)	459
Series B6	05/31/2019	05/31/2022	11/30/2022	0.01	434	-	(13)	421
Series C6	05/31/2019	05/31/2022	11/30/2022	70.62	331	-	(13)	318
					4,863	(1,892)	(387)	2,584

The changes of the quantity of exercised options, the weighted average of the exercise price, and the weighted average of the remaining term are presented at the chart below:

	Options	Weighted average of exercise price	Weighted average of remaining contractual term
	In thousands	R$
At December 31, 2018	2,755	26.03	1.37
Granted during the period	765	30.55
Cancelled during the period	(108)	31.47
Exercised during the period	(828)	19.10
Outstanding at the end of the period	2,584	29.37	1.51
At September 30, 2018	2,584	29.37	1.51

The weighted average of the provided options fair value at September 30, 2019 were R$52.30 (R$45.24 at the December 31, 2018).

The recorded amounts at the Parent Company and Consolidated’s statement of operations at the September 30, 2019 were R$21 (R$17 at the September 30, 2018).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

23.   Shareholders’ equity – Continued

23.3.  Other comprehensive income

    Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) of Euros to Brazilian reais, corresponding to the investment in subsidiary Cnova N.V. The effect in the Parent Company was R$10 (R$42 at the September 30, 2018).

Cash flow hedge

Changes in the fair value of financial instruments designated as cash flow hedges are recognized in “Other Comprehensive Income”, net of tax effects. A loss of R$34 was recognized at September 30, 2019.

24.     Net operating revenue

	Parent Company		Consolidated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
Gross sales
Goods	20,342	20,642	42,475	38,434
Services rendered	296	311	331	343
Sales returns and cancellations	(148)	(365)	(189)	(399)
	20,490	20,588	42,617	38,378

Taxes on sales	(1,607)	(1,579)	(3,303)	(3,001)
Net operating revenues	18,883	19,009	39,314	35,377

25.     Expenses by nature

	Parent Company		Consolidated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
		Restated		Restated

Cost of inventories	(12,888)	(12,657)	(29,605)	(25,858)
Personnel expenses	(2,479)	(2,491)	(3,717)	(3,495)
Outsourced services	(346)	(355)	(492)	(466)
Functional expenses	(962)	(806)	(1,377)	(1,125)
Selling expenses	(718)	(765)	(1,026)	(1,009)
Other expenses	(362)	(476)	(521)	(585)
	(17,755)	(17,550)	(36,738)	(32,538)

Cost of sales	(13,822)	(13,589)	(30,817)	(26,988)
Selling expenses	(3,383)	(3,429)	(5,118)	(4,814)
General and administrative expenses	(550)	(532)	(803)	(736)
	(17,755)	(17,550)	(36,738)	(32,538)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

26.    Other operating expenses, net

	Parent Company		Consolidated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
		Restated		Restated

Tax installments and other tax risks	(111)	(74)	(129)	(38)
Restructuring expenses	(127)	(91)	(128)	(100)
Losses on disposals of fixed assets	26	6	14	(45)
Total	(212)	(159)	(243)	(183)

27.       Financial income (expenses), net

	Parent Company		Consolidated
	09.30.2019	09.30.2018	09.30.2019	09.30.2018
		Restated		Restated
Finance expenses:
Cost of debt	(249)	(239)	(337)	(270)
Cost of discounting receivables	(80)	(74)	(108)	(102)
Monetary restatement loss	(95)	(107)	(103)	(96)
Interest on lease liability	(327)	(324)	(426)	(408)
Other finance expenses	(64)	(36)	(80)	(55)
Total financial expenses	(815)	(780)	(1,054)	(931)

Financial income:
Income from short term investments	47	22	81	24
Monetary restatement gain	68	73	256	96
Other financial income	6	5	8	7
Total financial income	121	100	345	127

Total	(694)	(680)	(709)	(804)

The gains or losses on derivative financial instruments are recorded as cost of debt and disclosed in Note 17.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

28.   Earnings per share

The information on earnings per share was presented in the annual financial statements for 2018, in note 29.

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	09.30.2019			09.30.2018
	Preferred	Common	Total	Preferred	Common	Total
				Restated
Basic numerator
Net income allocated to common and preferred shares - continuing operations	259	140	399	409	222	631
Net income allocated to common and preferred shares - discontinued operations	216	117	333	64	35	99
Net income allocated to common and preferred shares	475	257	732	473	257	730

Basic denominator (millions of shares)
Weighted average of shares	168	100	268	167	100	267

Basic earnings per millions of shares (R$) - continuing operations	1.54369	1.40335		2.45358	2.23053
Basic earnings per millions of shares (R$) - discontinued operations	1.28834	1.17122		0.38439	0.34945
Basic earnings per millions of shares (R$) - total	2.83203	2.57457		2.83798	2.57998

Diluted numerator
Net income allocated to common and preferred shares - continuing operations	259	140	399	409	222	631
Net income allocated to common and preferred shares - discontinued operations	216	117	333	64	35	99
Net income allocated to common and preferred shares	475	257	732	473	257	730

Diluted denominator
Weighted average of shares (in millions)	168	100	268	167	100	267
Stock options	1	-	1	1	-	1
Diluted weighted average of shares (millions)	169	100	269	168	100	268

Diluted earnings per millions of shares (R$) – continuing operations	1,53709	1,40480		2,43796	2,22763
Diluted earnings per millions of shares (R$) – discontinued operations	1,28284	1,17266		0,38195	0,34655
Diluted earnings per millions of shares (R$) – total	2,81993	2,57746		2,81991	2,57417

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

29.     Segment information

The information about segments was presented in the annual financial statements of 2018, in note 30 Management considers the following segments:

•     Food retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Comprebem”, “Extra Hiper”, “Extra Supermercado”/“Mercado Extra”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls”.

•     Cash & Carry – includes the brand “ASSAÍ”.

Home appliances and e-commerce segments were sold are presented as discontinued operations at the September 30, 2019 and 2018 and kept in this note for the purposes of reconciliation with consolidated interim financial information.

Information on the Company’s segments as of September 30, 2019 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

29.       Segment information – Continued

Description	Food Retail (*)		Cash & Carry		Assets held for sale and discontinued operations		Subtotal		Eliminations/ Others(**)		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
		Restated		Restated		Restated		Restated		Restated		Restated

Net operating revenues	19,508	19,176	19,804	16,201	-	-	39,312	35,377	2	-	39,314	35,377
Gross profit	5,286	5,445	3,212	2,944	-	-	8,498	8,389	(1)	-	8,497	8,389
Depreciation and amortization	(732)	(681)	(278)	(224)	-	-	(1,010)	(905)	(1)	-	(1,011)	(905)
Share of profit of subsidiaries and associates	76	51	-	-	-	-	76	51	(85)	(114)	(9)	(63)
Operating income	420	654	1,007	1,148	-	-	1,427	1,802	(114)	(114)	1.313	1.688
Net financial expenses	(547)	(689)	(146)	(115)	-	-	(693)	(804)	(16)	-	(709)	(804)
Profit(loss) before income tax and social contribution	(127)	(35)	861	1,033	-	-	734	998	(130)	(114)	604	884
Income tax and social contribution	65	93	(277)	(346)	-	-	(212)	(253)	7	-	(205)	(253)
Net income (loss) for continuing operations	(62)	58	584	687	-	-	522	745	(123)	(114)	399	631
Net income (loss) for discontinued operations	329	(66)	-	-	36	400	365	334	-	-	365	334
Profit (loss) of year end	267	(8)	584	687	36	400	887	1.079	(123)	(114)	764	965

Current assets	8,373	7,671	12.525	4,193	-	28,427	20.898	40.291	-	(151)	20,898	40,140
Noncurrent assets	14,424	14,253	6.926	5.997	-	-	21.350	20.250	-	(16)	21,350	20,234
Current liabilities	8,129	8,587	6.940	5,306	-	23,245	15.069	37.138	-	(167)	15,069	36,971
Noncurrent liabilities	8,088	8,803	8.231	1,404	-	-	16.319	10.207	-	-	16,319	10,207
Shareholders' equity	6,580	4,,534	4.280	3,480	-	5,182	10.860	13.196	-	-	10,860	13,196

(*) Food retail includes GPA Malls and Comprebem.

(**) The eliminations consist of intercompany balances. In the management’s view, the net earnings eliminations are made inside of own segment, besides, the equity pickup of the Company in Luxco.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

29.     Segment information – Continued

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	09.30.2019	09.30.2018
Assaí	19,803	16,201
Extra	11,357	11,341
Pão de Açúcar	5,103	5,032
Proximidade	835	861
Other business	2,216	1,942
Total net operating revenue	39,314	35,377

30.    Non cash transactions

During the nine-month ended at September 30, 2019 and 2018 the Company had the following non-cash transactions:

•      Purchase of fixed assets not paid yet as note 14.2;

•      Purchase of intangible assets not paid yet as per note 15.2;

•      Deferred income tax as per note 19;

•      Additions of provisions for contingencies as per note 20;

31.     Non current assets held for sale and discontinued operations

The detailed information about assets held for sale and discontinued operations were presented in the annual financial statements of 2018, in note 32.

Parent Company	09.30.2019	12.31.2018
		Restated

Reclassification of investment to assets held for sale (note 13.1)	-	1,845
Goodwill reclassification to assets held for sale (note 15)	-	179
Property/lands held for sale	94	30
Assets held for sale and discontinued operations	94	2,054

Consolidated
	09.30.2019	12.31.2018
		Restated
Discontinued operations assets	-	28,275
Property/lands held for sale	94	30
Total	94	28,305

Discontinued operations liabilities	-	23,189
Total	-	23,189

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

31.     Non current assets held for sale and discontinued operations - Continued

As disclosed in notes 2 and 13.2, on June 14, 2019, the sale of Via Varejo S.A. (“VV”) was concluded, the date on which control of the subsidiary was exercised by its new controlling shareholders.

Following are the balance sheet and consolidated statements of Via Varejo's cash flows before eliminations, including effects of purchase price allocation on the acquisitions of Globex and Casa Bahia:

      Balance sheet (*):

	05.31.2019	12.31.2018
Assets		Restated
Current
Total current assets	9,871	13,412
Noncurrent
Total noncurrent assets	15,551	15,017
Total assets	25,422	28,429

Liabilities
Current
Total current liabilities	13,484	15,733

Noncurrent
Total noncurrent liabilities	6,689	7,514
Shareholders’ equity	5,249	5,182
Total liabilities and shareholders’ equity	25,422	28,429

Cash flow:	05.31.2019	09.30.2018
		Restated

Cash flow provided by (used in) operating activities	(2,640)	(1,510)
Net cash provided by (used in) investing activities	(234)	(380)
Net cash provided by (used in) financing activities	(651)	(1,240)
Cash variation in the period	(3,525)	(3,130)

(*) Prior to elimination of GPA related party balances.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September, 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

31.     Non current assets held for sale and discontinued operations - Continued

Income Statement:

The breakdown of income from discontinued operations presented in the Company's consolidated statements of income is as follows:

	09.30.2019	09.30.2018
		Restated

Net Operating Revenue	10,527	19,409
Income before income tax and social contribution	169	602
Income tax and social contribution	119	187
Net Income for the period	50	413

Result of discontinued operations	(91)	(79)
Gain on sale of discontinued operations (Note 13.2)	406	-
Profit from discontinued operations presented in the Company's consolidated statements of income	365	334

Attributable:
Company's controlling shareholders	333	99
Participation of non-controlling shareholders	32	235

Additionally, the Company incurred costs reclassified related to contingency indemnity costs arising from periods prior to the acquisition, paid to Via Varejo. Under IFRS 5, such costs were reclassified to discontinued activities in the amount of R$78 as of September 30, 2019 (R$66 of income as of June 30, 2018).

32. Subsequent events

Events occurring after September 30, 2019:

•       Note 1.1 Proposed reorganization Latin America.

Other information deemed as relevant by the Company

Shareholding at 09.30.2019

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 09/30/2019 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	94.32%	0	0.00%	94,019,178	35.11%
Jean-Charles Naouri*	0	0.00%	1	0.00%	1	0.00%
Geant International BV*	0	0.00%	9,423,742	5.61%	9,423,742	3.52%
Segisor*	5,600,050	5.62%	0	0.00%	5,600,050	2.09%
Casino Guichard Perrachon*	1	0.00%	0	0.00%	1	0.00%
Almacenes Éxito S.A.*	1	0.00%	0	0.00%	1	0.00%
King LLC*	0	0.00%	852,000	0.51%	852,000	0.32%
Helicco Participações Ltda.	0	0.00%	581,600	0.35%	581,600	0.22%
BlackRock, Inc.*	0	0.00%	16,965,229	10.09%	16,965,229	6.34%
Conselho de Administração	0	0.00%	563,804	0.34%	563,804	0.21%
Diretoria	0	0.00%	93,924	0.06%	93,924	0.04%
Em Tesouraria	0	0.00%	232,586	0.14%	232,586	0.09%
Outros	60,621	0.06%	139,373,386	82.92%	139,434,007	52.07%
Total	99,679,851	100.00%	168,086,272	100.00%	267,776,123	100.00%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER)
WILKES PARTICIPAÇÕES S.A					Shareholding (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
CASINO GUICHARD PERRACHON *	1	0.00%	0	0.00%	1	0.00%
SEGISOR*	223,698,566	100.00%	0	0.00%	223,698,566	100.00%
ALMACENES ÉXITO S.A.*	1	0.00%	0	0.00%	1	0.00%
AÇÕES EM TESOURARIA	0	0.00%	0	0.00%	0	0.00%
TOTAL	223,698,568	100.00%	0	0.00%	223,698,568	100.00%
(*) Foreign Company

Other information deemed as relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
SEGISOR					Shareholding (In units)
Quotaholder	Quotas	%	Preferred Shares	%	Number	%
Onper Investimentos 2015 S.L.*	887,239,642	50.00%	0	0.00%	887,239,642	50.00%
Casino Guichard Perrachon*	887,239,642	50.00%	0	0.00%	887,239,642	50.00%
Equitis Gestion*	2	0.00%	0	0.00%	2	0.00%
TOTAL	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
ONPER INVESTIMENTOS 2015 S.L.					Shareholding (In units)
Shareholder	Common Shares	%	Preferred Shares	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100.00%	0	0.00%	3,000	100.00%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
ALMANACENES ÉXITO S.A.					Shareholding (In units)
Shareholders*	Common Shares	%	Preferred Shares	%	Number	%
Geant International B.V.	18,689,792	41.93%	0	0.00%	187,689,792	41.93%
Geant Fonciere B.V.	47,725,428	10.66%	0	0.00%	47,725,428	10.66%
Fondo de Pensiones Obligatorias Porvenir Moderado	22,493,709	5.02%	0	0.00%	22,493,709	5.02%
Fondo de Pensiones Obligatorias Proteccion	26,395,301	5.90%	0	0.00%	26,395,301	5.90%
Other Shareholders	163,336,754	36.49%	0	0.00%	163,336,754	36.49%
TOTAL	447,640,984	100.00%	0	0.00%	447,640,984	100.00%

Other information deemed as relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES					Shareholding at 09/30/2019 (In units) Total
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	10,857,343	6,46%	110,476,573	41.26%

Management
Board of Directors	-	0.00%	563,804	0,34%	563,804	0.21%
Board of Executive Officers	-	0.00%	93,924	0,06%	93,924	0.04%
			,
Treasury Shares	-	0.00%	232,586	0,14%	232,586	0.09%

Other Shareholdersas	60,621	0.06%	156,338,615	93,01%	156,399,236	58.41%

Total	99,679,851	100.00%	168,086,272	100,00%	267,766,123	100.00%

Outstanding Shares	60,621	0.06%	156.996.343	93,40%	157,056,964	58.65%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES					Shareholding at 09/30/2018 (In units) Total
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	10,857,343	6.50%	110.476.573	41.41%

Management
Board of Directors	-	0.00%	501,023	0.30%	501.023	0.19%
Board of Executive Officers	-	0.00%	52,237	0.03%	52.237	0.02%

Treasury Shares	-	0.00%	232,586	0.14%	232.586	0.09%

Other Shareholdersas	60,621	0.06%	155,476,143	93.03%	155.536.764	58.30%

Total	99,679,851	100.00%	167,119,332	100.00%	266.799.183	100.00%

Outstanding Shares	60,621	0.06%	156,029,403	93.36%	156.090.024	58.50%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 31, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.